

# NorthStar
## HEALTHCARE INCOME



## 2023 ANNUAL REPORT




# To Our Stockholders,

NorthStar Healthcare Income, Inc. (NorthStar Healthcare or the Company) had a strong year in terms of performance and execution of its overall strategy. 2023 was the Company's first full calendar year with an internalized management team. When our board of directors made the decision to internalize in 2022, it believed that a dedicated management team focused solely on the Company's investments would improve the Company's ability to execute on its strategic objectives – growing net operating income and pursuing disposition opportunities that achieve a desired return or strategic outcome. The Company's performance in 2023 demonstrates significant progress towards achieving these strategic objectives.

Net operating income generated by the Company's direct operating investments grew by more than 30% in 2023 compared to the prior year, the highest annual growth in our direct investments since inception of the Company, with average occupancy up 4.7% compared to the prior year. Supply and demand tailwinds within the senior housing sector, as well as the significant strategic capital investment made in our properties, facilitated this strong growth in 2023.

We were also able to capitalize on unique disposition opportunities in 2023, despite a challenging capital markets environment and limited overall transaction activity during the year. For example:

- We completed the monetization of our minority interest in our Espresso joint venture, through the final sale of its underlying properties, generating distributions to the Company in 2023 totaling $22.4 million.

- We sold our minority interests in two joint ventures with our former sponsor, both of which were experiencing distress and involved a significant risk of loss, in exchange for all of our former sponsor's shares in the Company.

- We entered into a purchase option agreement for our interest in the Trilogy joint venture to advance our disposition strategy and incentivize the majority partner to purchase our interest.

We believe each of these transactions creates value for our stockholders and achieved a desired strategic outcome.

As we look forward to 2024, senior housing supply and demand tailwinds are expected to facilitate continued improvement in the net operating income generated by the Company's investments. On the demand side, the 80+ aged cohort, a key demographic for senior housing, is expected to grow by 24% through 2028. On the supply side, additions of new supply and new construction remain low compared to historical levels as a result of high interest rates, decreased liquidity in the capital markets and inflationary pressures on development costs. Although inflationary pressures will also drive increased expenses, particularly labor costs, we expect to see continued growth in our net operating income in 2024.

At the same time, we appreciate that, despite this positive outlook, our stockholders are focused on liquidity and receiving a return of capital. Pursuing disposition opportunities continues to be a key component of our strategy. However, like 2023, the capital markets environment in 2024 so far continues to be challenging. We are optimistic that, if interest rates come down, investment activity will eventually resume to normalized levels and create better opportunities to dispose of assets at desired returns. We will continue to seek, and remain focused on, opportunities to monetize our investments that we believe will maximize value for our stockholders overall. With continued growth in net operating income and a strong balance sheet, we believe we are well positioned to execute this strategy.

We look forward to providing you updates on our progress throughout 2024.

Sincerely,

Kendall K. Young
Chief Executive Officer, President & Director

**NORTHSTAR HEALTHCARE INCOME, INC.**

**2023 ANNUAL REPORT**

**TABLE OF CONTENTS**

       Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules required to be filed therewith. All such requests should be submitted to NorthStar Healthcare Income, Inc., 575 Lexington Avenue, 14th Floor, New York, NY 10022.

# OTHER FINANCIAL INFORMATION

Information included in this annual report to stockholders (this "Annual Report") was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 22, 2024 (the "2023 Form 10-K"). Certain portions of the 2023 Form 10-K were not reprinted for inclusion in this Annual Report in accordance with SEC regulations. The 2023 Form 10-K may be viewed in its entirety on our website at NorthStarHealthcareReit.com. References herein to Parts or Items are references to such sections of the 2023 Form 10-K.

For information regarding the independent directors' report on the fairness of all transactions involving us, our directors, our advisor, our sponsor and any affiliate of such parties, please see "Certain Relationships and Related Transactions" of our 2024 proxy statement.

# FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue," "future" or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders; our ability to retain our senior executives and other sufficient personnel to manage our business; our ability to realize substantial efficiencies as well as anticipated strategic and financial benefits of the internalization of our management function; the operating performance of our investments, our financing needs, the effects of our current strategies and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

All forward-looking statements included in this Annual Report are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, including "Risk Factor Summary" and "Risk Factors" in our 2023 Form 10-K. The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

**BUSINESS**

References to "we," "us" or "our" refer to NorthStar Healthcare Income, Inc. and its subsidiaries, unless context specifically requires otherwise.

**Overview**

We own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States. In addition, we have an investment through a non-controlling interest in a joint venture that invests in integrated senior health campuses, which provide services associated with ILFs, ALFs, MCFs and skilled nursing facilities, or SNFs, across the Midwest region of the United States.

We were formed in October 2010 as a Maryland corporation and commenced operations in February 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We raised $2.0 billion in total gross proceeds from the sale of shares of our common stock in our continuous, public offerings, including $232.6 million pursuant to our distribution reinvestment plan, or our DRP, collectively referred to as our Offering.

*The Internalization*

From inception through October 21, 2022, we were externally managed by CNI NSHC Advisors, LLC or its predecessor, or the Former Advisor, an affiliate of NRF Holdco, LLC, or the Former Sponsor. The Former Advisor was responsible for managing our operations, subject to the supervision of our board of directors, pursuant to an advisory agreement. On October 21, 2022, we completed the internalization of our management function, or the Internalization. In connection with the Internalization, we agreed with the Former Advisor to terminate the advisory agreement.

**Our Strategy**

Our primary objective is to maximize value and generate liquidity for shareholders. The key elements of our strategy include:

- *Grow the Operating Income Generated by Our Portfolio.* We are focused on growing the net operating income generated by our properties, through active portfolio management and selectively deploying capital expenditures to improve occupancy and resident rates while managing expenses, in an effort to enhance the overall value of our assets.

- *Pursue Disposition Opportunities that Maximize Value.* We will pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return or strategic outcome, with the goal of maximizing value for shareholders overall.

**Our Investments**

Our investments are categorized in the following reportable segments:

- Direct Operating Investments - Properties operated pursuant to management agreements with managers, in which we own a controlling interest.

- Direct Net Lease Investments - Properties operated under net leases with an operator, in which we own a controlling interest.

- Unconsolidated Investments - Joint venture investments, in which we own a minority, non-controlling interest.

For financial information regarding our reportable segments, refer to Note 11, "Segment Reporting" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

The following table presents a summary of investments as of December 31, 2023 (dollars in thousands):

| Investment Type / Portfolio | Amount[2] | Properties[1] | | | | | Primary Locations | Ownership Interest |
|---|---|---|---|---|---|---|---|---|
| | | ILF | ALF | MCF | Integrated Campus | Total | | |
| **Direct Operating Investments** | | | | | | | | |
| Winterfell | $ 745,696 | 32 | — | — | — | 32 | 12 U.S. States | 100.0% |
| Avamere | 94,633 | — | 5 | — | — | 5 | Washington/Oregon | 100.0% |
| Aqua | 84,559 | 2 | 1 | 1 | — | 4 | Texas/Ohio | 97.0% |
| Rochester[3] | 47,231 | 1 | 1 | — | — | 2 | New York | 97.0% |
| Oak Cottage | 18,719 | — | — | 1 | — | 1 | California | 100.0% |
| **Subtotal** | $ 990,838 | 35 | 7 | 2 | — | 44 | | |
| | | | | | | | | |
| **Direct Net Lease Investments** | | | | | | | | |
| Arbors | $ 98,315 | — | 4 | — | — | 4 | New York | 100.0% |
| **Total Direct Investments** | $ 1,089,153 | 35 | 11 | 2 | — | 48 | | |
| | | | | | | | | |
| **Unconsolidated Investments** | | | | | | | | |
| Trilogy[4] | $ 122,339 | — | — | — | 125 | 125 | 4 U.S. States | 23.4% |
| Solstice[5] | 468 | — | — | — | — | — | | 20.0% |
| **Total Unconsolidated Investments** | $ 122,807 | — | — | — | 125 | 125 | | |
| | | | | | | | | |
| **Total Investments** | $ 1,211,960 | 35 | 11 | 2 | 125 | 173 | | |

_____

(1) Classification based on predominant services provided, but may include other services.

(2) For direct investments, amount represents gross real estate carrying value, net of impairment, before accumulated depreciation as presented in our consolidated financial statements as of December 31, 2023. For unconsolidated investments, amount represents the carrying value of the investments in unconsolidated ventures as presented in our consolidated financial statements as of December 31, 2023. For additional information, refer to "Note 3, Operating Real Estate" and "Note 4, Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data."

(3) Rochester portfolio excludes one property classified as held for sale and seven healthcare real estate properties, or the Rochester Sub-Portfolio, securing seven individual mortgage notes payable, or the Rochester Sub-Portfolio Loan, which were placed into a receivership in October 2023. Refer to "— Transaction and Financing Activities" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

(4) Property count includes properties owned and leased by the joint venture and excludes its institutional pharmacy and therapy businesses.

(5) Represents our investment in Solstice Senior Living, LLC, or Solstice, the manager of the Winterfell portfolio. Solstice is a joint venture between affiliates of Integral Senior Living, LLC, or ISL, a management company of ILF, ALF and MCF founded in 2000, which owns 80.0%, and us, which owns 20.0%.

Our investments include the following types of properties:

- *Independent living facilities.* ILFs are properties with central dining facilities that provide services that include security, housekeeping, nutrition and laundry services. ILFs are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. ILFs typically offer several services covered under a regular monthly fee. Fees at these communities are paid from private sources. As of December 31, 2023, we had 35 ILFs in our direct operating investments segment.

- *Assisted living facilities.* ALFs provide services that include minimal assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services may be bundled within one monthly fee or based on the care needs of the resident and usually include meals and dining, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance. Revenues generated by ALFs primarily come from private pay sources, including private insurance, and government reimbursement programs, such as Medicaid, to a lesser extent. As of December 31, 2023, we had seven properties that are predominantly ALFs in our direct operating investments segment and four properties that are predominantly ALFs in our direct net lease investments segment.

- *Memory care facilities.*  MCFs offer specialized options for seniors with Alzheimer's disease and other forms of dementia. These facilities offer dedicated care and specialized programming for various conditions relating to memory loss in a secured environment. Residents require a higher level of care and more assistance with activities of daily living than in ALFs. Therefore, these facilities have staff available 24 hours a day to respond to the unique needs of their residents. Fees at these communities are paid primarily from private sources and, to a lesser extent, government reimbursement, such as Medicaid. As of December 31, 2023, we had two properties that are predominantly MCFs in our direct operating investments segment.

- *Integrated Senior Health Campuses.*  Provide a range of services in an integrated campus, including those described above for ILFs, ALFs, MCFs, as well as SNFs. SNFs provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. Revenues generated from Integrated Senior Health Campuses come from government reimbursement programs, including Medicare and Medicaid, as well as private pay sources, including private insurance. As of December 31, 2023, we had 125 Integrated Health Campuses in our unconsolidated investments segment.

## Operators and Managers

The following table presents the operators and managers of our direct investments and our unconsolidated investments (dollars in thousands):

| Operator / Manager | As of December 31, 2023 | | Year Ended December 31, 2023 | |
| --- | --- | --- | --- | --- |
| | Properties Under Management | Units Under Management[1] | Property and Other Revenues[2] | % of Total Property and Other Revenues |
| **Direct Investments** | | | | |
| Solstice Senior Living[3] | 32 | 3,969 | $ 127,765 | 62.3 % |
| Watermark Retirement Communities[4] | 6 | 723 | 45,001 | 22.0 % |
| Avamere Health Services | 5 | 453 | 21,780 | 10.6 % |
| Integral Senior Living | 1 | 40 | 4,880 | 2.4 % |
| Arcadia Management | 4 | 564 | 1,709 | 0.8 % |
| Other[5] | — | — | 3,843 | 1.9 % |
| **Total Direct Investments** | 48 | 5,749 | $ 204,978 | 100.0 % |
| **Unconsolidated Investments** | | | | |
| Trilogy Management Services[6] | 125 | 14,146 | $ 341,692 | N/A |

(1)   Represents rooms for ALFs, ILFs and MCFs.
(2)   Includes rental income received from our net lease properties, rental income, ancillary service fees and other related revenue earned from ILF residents and resident fee income derived from our ALFs and MCFs, which includes resident room and care charges, ancillary fees and other resident service charges.
(3)   Solstice is a joint venture of which affiliates of ISL own 80%.
(4)   Property count and units exclude one property within the Rochester portfolio designated as held for sale as of December 31, 2023 and the properties within the Rochester Sub-Portfolio, which were placed into a receivership in October 2023.
(5)   Consists primarily of interest income earned on corporate-level cash and cash equivalents.
(6)   The table presents the total properties and units managed by Trilogy Management Services and our 23.4% ownership share of the property and other revenues generated by the Trilogy joint venture.

## Direct Operating Investments

Our operating properties allow us to participate in the risks and rewards of the operations of the facilities as compared to receiving only contractual rent under a net lease. We engage independent managers to operate these facilities pursuant to management agreements, including procuring supplies, hiring and training all employees, entering into all third-party contracts for the benefit of the property, including resident/patient agreements, complying with laws and regulations, including but not limited to healthcare laws, and providing resident care and services, in exchange for a management fee. As a result, we must rely on our managers' personnel, expertise, technical resources and information systems, risk management processes, proprietary information, good faith and judgment to manage our operating properties efficiently and effectively. We also rely on our managers to set appropriate resident fees, to provide accurate property-level financial results in a timely manner and otherwise operate our seniors housing facilities in compliance with the terms of our management agreements and all applicable laws and regulations.

As of December 31, 2023, we had 44 senior housing facilities in our direct operating investments segment with four different managers. The following presents the facilities by property type and geographic location as of December 31, 2023:

| **Property Type**[1] | **Geographic Location** |
|---|---|

 

(1)   Classification based on predominant services provided, but may include other services.

Our management agreements generally provide for monthly management fees which are calculated based on various performance measures, including revenue, net operating income and other objective financial metrics. We are also required to reimburse our managers for expenses incurred in the operation of the properties, as well as to indemnify our managers in connection with potential claims and liabilities arising out of the operation of the properties. Our management agreements are terminable after a stated term with certain renewal rights, though we have the ability to terminate earlier upon certain events with or without the payment of a fee.

The following table presents a summary of the terms of our management agreements:

| **Manager** | **Portfolio** | **Properties** | **Expiration Date** | **Management Fees** |
|---|---|---|---|---|
| Solstice Senior Living | Winterfell | 32 | October 2025 | • 5% of monthly gross revenues, subject to certain exclusions<br>• 7% of actual costs of certain capital projects<br>• Additional fees if net operating income exceeds annual target<br>• Additional fees if net operating income long-term growth is achieved |
| Watermark Retirement Communities[1] | Aqua | 2 | December 2024 | • 5% of monthly gross revenues, subject to certain exclusions<br>• Eligible for promote in connection with disposition |
| | Aqua | 2 | February 2025 | |
| | Rochester[2] | 2 | August 2024 | |
| Avamere Health Services | Avamere | 5 | January 2025 | • 4% of monthly gross revenues, plus 3% of monthly net operating income subject to certain exclusions<br>• Additional fees based on net operating income exceeds annual target |
| Integral Senior Living | Oak Cottage | 1 | April 2024 | • Greater of 5% of monthly gross revenues, subject to certain exclusions, or $12,000 per month<br>• Additional fees if net operating income exceeds annual target |

(1)   Affiliates of Watermark also own a 3% non-controlling interest in the Rochester and Aqua portfolios, which may impact various rights and economics under the management agreements.

(2)   Property count excludes one property within the Rochester portfolio designated as held for sale as of December 31, 2023 and the properties within the Rochester Sub-Portfolio, which were placed into a receivership in October 2023.

Certain of our properties in our direct operating investments segment are held through joint ventures, where an affiliate of the manager owns a 3% non-controlling interest, primarily to create alignment and incentives for the manager to perform. In addition, we own a 20.0% interest in Solstice Senior Living, the manager of the Winterfell portfolio, which gives us additional rights and minority protections.

Direct Net Lease Investments

As of December 31, 2023, we had four ALF properties located in New York operated by Arcadia Management under net leases. These leases obligate Arcadia to pay a fixed rental amount and pay all property-level expenses, with a lease term that expires in August 2029. However, Arcadia has been unable to satisfy its obligations under its leases since February 2021, and instead remits rent and pays property-level expenses based on its available cash. On March 27, 2023, we entered into a forbearance agreement with Arcadia, pursuant to which we are entitled to receive all cash flow in excess of permitted expenses, and are required to fund any operating deficits, through 2025, subject to the terms and conditions thereof. As a result, we participate in the risks and rewards of this portfolio similar to our operating properties. If Arcadia performs under the forbearance agreement, it will be entitled to forgiveness of accrued and unpaid rent during the forbearance period and a potential incentive fee tied to disposition of the portfolio above a certain value. During 2023, cash flow, net of expenses, paid by Arcadia to us in accordance with the forbearance agreement was not sufficient to cover our related debt service, resulting in $3.3 million of cash reserves being used to cover debt service in 2023. We continue to monitor Arcadia's performance and cash flows closely, as well as evaluate potential options for this portfolio.

Unconsolidated Investments

As of December 31, 2023, our unconsolidated investment segment primarily consists of our 23.4% interest in Trilogy Investors, LLC, or Trilogy. Trilogy indirectly owns 125 Integrated Senior Health Campuses located in the Midwest, which are all operating properties managed pursuant to a management agreement with Trilogy Management Services, as well as ancillary services businesses, including a therapy business and a pharmacy business. Affiliates of American Healthcare REIT, Inc., or AHR, own approximately 74.1% of Trilogy, with management of Trilogy owning the remaining 2.5%.

Our joint venture agreement with AHR, through which we hold our interest in Trilogy, provides that AHR is generally responsible for the day-to-day affairs of the joint venture, subject to certain limitations and exceptions, including our right to consent to certain significant decisions. The joint venture agreement also contains provisions relating to rights and obligations to call capital to fund the joint venture, distributions of available cash flow, customary forced sale and other liquidity rights.

In November 2023, we entered into an agreement giving AHR the right to purchase our ownership interests in Trilogy at any time prior to September 30, 2025, assuming AHR exercises all of its extension options and subject to satisfaction of certain closing conditions, ranging from $240.5 million to up to $260 million depending upon the purchase price consideration, timing of the closing and certain additional fees that AHR may pay us in the interim. A minimum of 10% of the purchase price consideration must be paid in cash, with the balance payable in either cash or new Series A Cumulative Convertible Preferred Stock to be issued by AHR in connection with the closing. The portion of the purchase price consideration paid in cash may be subject to a 7.5% or 5% discount, respectively, if the transaction closes prior to March 31, 2024 or December 31, 2024, respectively. In addition, we may be entitled to a supplemental cash payment of $25,600 per day for the period between July 1, 2023 until the closing date, for up to approximately $21 million, reduced by any distributions received from Trilogy by us during the interim period. AHR may terminate the agreement at any time, subject to payment of a termination fee equal to: (i) if terminated prior to the initial outside date, September 30, 2024, $7.8 million, (ii) if extended and terminated prior March 31, 2025, $11.7 million and (iii) if further extended and terminated prior to September 30, 2025, $15.6 million. Although there can be no assurance that AHR will consummate the purchase of our interests in Trilogy on these terms, or at all, we believe that this proposed transaction presents an attractive opportunity for us to exit our position in this portfolio in furtherance of our disposition strategy.

In addition to our investment in Trilogy, as discussed above, we also have a 20.0% minority interest in Solstice, a management platform formed with ISL exclusively to manage our Winterfell portfolio.

During 2023, we sold our unconsolidated investments in the Diversified US/UK and Eclipse portfolios and our unconsolidated investment in the Espresso portfolio was substantially liquidated through the sale of all of its remaining assets. Refer to "— Transaction and Financing Activities" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

## Human Capital

On October 21, 2022, as a result of completing the Internalization, we became a self-managed REIT. Prior to the Internalization, we had no employees and were externally managed by the Former Advisor or its affiliates, who provided management, acquisition, advisory, marketing, investor relations and certain administrative services for us. As of December 31, 2023, we had ten full-time employees.

The decision to internalize, and to be able to employ directly the personnel that advance the Company's strategic objectives, was a turning point for the Company. We believe our employees are critical to our success. All of our employees are provided with a comprehensive benefits and wellness package, which may include medical, dental and vision insurance, life insurance, 401(k) matching, long-term incentive plans, among other things. In connection with the Internalization, we worked with a compensation consultant to evaluate and benchmark the competitiveness of our compensation programs focused on pay practices that reward performance and support the needs of the Company. Our executive management team oversees our human capital resources and employment practices to ensure that an asset as important as our employees is strategically integrated with our goals and business plan as a healthcare REIT.

We are also committed to providing a safe and healthy workplace. We continuously strive to meet or exceed compliance with all laws, regulations and accepted practices pertaining to workplace safety.

We utilize a professional employer organization, or PEO, who is the employer of record of our employees and administers our benefits, payroll and other human resource management services.

## Portfolio Management

The portfolio management process for our investments includes oversight by our executive and asset management teams, regular management meetings and an operating results review process. These processes are designed to evaluate and proactively identify asset-specific issues and trends on a portfolio-wide, sub-portfolio or asset type basis. The teams work in conjunction with our managers and operators to create tailored action plans to address issues identified.

Our executive and asset management teams are experienced and use many methods to actively manage our investments to enhance or preserve our income, value and capital and to mitigate risk. Our teams seek to identify opportunities for our investments that may involve replacing or renovating facilities in our portfolio which, in turn, would allow us to improve occupancy and resident rates and enhance the overall value of our assets. To manage risk, our teams engage in frequent review and dialogue with operators/managers/third party advisors and periodic inspections of our owned properties. In addition, our teams consider the impact of regulatory changes on the performance of our portfolio.

Our teams will continue to monitor the performance of, and actively manage, all of our investments. However, there can be no assurance that our investments will continue to perform in accordance with our expectations.

## Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, Modified Funds from Operations, or MFFO, and net operating income, or NOI, to evaluate the profitability and performance of our business. See "Non-GAAP Financial Measures" for a description of these metrics.

## Seasonality

Our revenues are dependent on occupancy and may fluctuate based on seasonal trends. It is difficult to predict the magnitude of seasonal trends and the related potential impact of the cold and flu season, occurrence of epidemics or any other widespread illnesses on the occupancy of our facilities. A decrease in occupancy could affect our operating income.

## Competition

Our investments will experience local and regional market competition for residents, operators and staff. Competition will be based on quality of care, reputation, physical appearance of properties, services offered, family preference, physicians, staff and price. Competition will come from independent operators as well as companies managing multiple properties, some of which may be larger and have greater resources than our operators. Some of these properties are operated for profit while others are owned by governmental agencies or tax-exempt, non-profit organizations. Competitive disadvantages may result in vacancies at facilities, reductions in net operating income and ultimately a reduction in shareholder value.

**Inflation**

Macroeconomic trends such as increases in inflation can have a substantial impact on our business and financial results. Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Our managers' ability to offset increased costs by increasing the rates charged to residents may be limited by competitive pressures, affordability and timing, which may lag behind cost volatility. As a result, cost inflation will substantially affect the net operating income of our properties.

**Regulation**

We are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

- require compliance with applicable REIT rules;

- regulate healthcare operators with respect to licensure, certification for participation in government programs and relationships with patients, physicians, tenants and other referral sources;

- regulate occupational health and safety;

- regulate removal or remediation of hazardous or toxic substances;

- regulate land use and zoning;

- regulate removal of barriers to access by persons with disabilities and other public accommodations;

- regulate tax treatment and accounting standards; and

- regulate use of derivative instruments and our ability to hedge our risks related to fluctuations in interest rates and exchange rates.

<u>Tax Regulation</u>

We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2013. If we maintain our qualification as a REIT for federal income tax purposes, we will generally not be subject to federal income tax on our taxable income that we distribute as dividends to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and will generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes. In addition, we operate certain healthcare properties through structures permitted under the REIT Investment Diversification and Empowerment Act of 2007, which permit the Company, through taxable REIT subsidiaries, or TRSs, to have direct exposure to resident fee income and incur related operating expenses.

<u>U.S. Healthcare Regulation</u>

*Overview*

ALFs, MCFs and SNFs are subject to extensive and complex federal, state and local laws, regulations and industry standards governing their operations. Although the properties within our portfolio may be subject to varying levels of governmental scrutiny, we expect that the healthcare industry, in general, will continue to face increased regulation and pressure. Changes in laws, regulations, reimbursement and enforcement activity can all have a significant effect on our operations and financial condition, as set forth below and under "Risk Factors" in our 2023 Form 10-K.

*Fraud and Abuse Enforcement*

Healthcare providers are subject to federal and state laws and regulations that govern their operations, including those that require providers to furnish only medically necessary services and submit to third-party payors valid and accurate statements for each service, as well as kickback laws, self-referral laws and false claims laws. In particular, enforcement of the federal False Claims Act has resulted in increased enforcement activity for healthcare providers and can involve significant monetary damages and awards to private plaintiffs who successfully bring "whistleblower" lawsuits. Sanctions for violations of these laws, regulations and other applicable guidance may include, but are not limited to, loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility.

*Reimbursements*

Sources of revenues for our seniors housing properties are primarily private payors, including private insurers and self-pay patients, and payments from state Medicaid programs. By contrast, skilled nursing services in our unconsolidated investment in Trilogy receive the majority of their revenues from the Medicare and Medicaid programs, with the balance representing payments from private payors. Medicare is a federal health insurance program for persons aged 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a medical assistance program for eligible needy persons that is funded jointly by federal and state governments and administered by the states. Medicaid eligibility requirements and benefits vary by state. The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes resulting from legislation, regulations and administrative and judicial interpretations of existing law.

Federal, state and private payor reimbursement methodologies applied to healthcare providers are continuously evolving. Congress as well as federal and state healthcare financing authorities are continuing to implement new or modified reimbursement methodologies that shift risk to healthcare providers and generally reduce payments for services, which may negatively impact healthcare property operations. With significant budgetary pressures, federal and state governments continue to seek ways to reduce Medicare and Medicaid spending through reductions in reimbursement rates and increased enrollment in managed care programs, among other things. Private payors, such as insurance companies, are also continuously seeking opportunities to control healthcare costs. Legislation introduced in the U.S. Congress and certain state legislatures include changes that directly or indirectly affect reimbursement and promote shifts from traditional fee-for-service reimbursement models to alternative payment models that tie reimbursement to quality and cost of care, such as accountable care organizations and bundled payments. It is difficult to predict the nature and success of future financial or delivery system reforms, but changes to reimbursement rates and related policies could adversely impact our results of operations, particularly within our unconsolidated investment in Trilogy.

*Licensure, CON, Certification and Accreditation*

SNFs, seniors housing facilities and other healthcare providers that operate healthcare properties in our portfolio may be subject to extensive state licensing and certificate of need, or CON, laws and regulations, which may restrict the ability to add new properties, expand an existing facility's size or services, or transfer responsibility for operating a particular facility to a new operator. The failure of our operators or managers to obtain, maintain or comply with any required license, CON or other certification, accreditation or regulatory approval (which could be required as a condition of licensure or third-party payor reimbursement) could result in loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and/or criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility, any of which could have an adverse effect on our operations and financial condition.

*Enrollment*

The federal government has taken steps to require SNFs to disclose detailed information regarding owners, operators, and managers of nursing homes, including both direct and indirect owning or managing entities, with a particular focus on ownership by private equity companies or REITs. This disclosed data will also be made publicly available. We do not know how this increased transparency will impact government scrutiny into the operations and standard of care provided at our facilities, or create additional exposure to private litigants or reputational harm. In addition, the federal government has increased enforcement efforts, including revocation proceedings, for failure to comply with enrollment requirements.

*Health Information Privacy and Security*

Healthcare providers, including those in our portfolio, are subject to numerous state and federal laws that protect the privacy and security of patient health information. The federal and state governments have significantly increased enforcement of these laws. The failure of our operators and managers to maintain compliance with privacy and security laws could result in the imposition of penalties and fines, which in turn may adversely impact us.

*CARES ACT and Similar Governmental Funding Programs*

A variety of federal, state and local government efforts were initiated in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act. The CARES Act includes provisions reimbursing eligible health care providers for certain health care-related expenses or lost revenues not otherwise reimbursed that were directly attributable to COVID-19 through the U.S. Department of Health and Human Services, or HHS, Provider Relief Fund.

We applied for and received grants from the Provider Relief Fund for our seniors housing properties. Our operators and unconsolidated investments, such as Trilogy, also received grants from the Provider Relief Fund. As a recipient of funds from the Provider Relief Fund, we are required to comply with detailed reporting requirements specified by HHS, including in some instances by providing a third-party audit of the use of the funds received. In addition, the HHS Office of Inspector General and the Pandemic Response Accountability Committee each have the right to conduct their own audits of our use of funds from the Provider Relief Fund and HHS has the right to recoup some or all of the payments if it determines those payments were not made or the funds were not used in compliance with its rules, regulations and interpretive guidance. Federal law enforcement authorities are expected to scrutinize COVID-19 pandemic-related payments to providers as well as compliance with various reporting and transparency disclosures arising under the CARES Act and similar programs.

Investment Company Act

We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely, on current interpretations of the staff of the SEC in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we use, refer to "Risk Factors—Risks Related to Regulatory Matters and Our REIT Tax Status—*Maintenance of our Investment Company Act exemption imposes limits on our operations*" in our 2023 Form 10-K.

For additional information regarding regulations applicable to us, refer to "Risk Factors" in our 2023 Form 10-K.

**Independent Directors' Review of Our Policies**

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage and conflicts of interest and determined that they are in the best interests of our stockholders.

**Corporate Governance and Internet Address**

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors. The audit committee and compensation committee of our board of directors are composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is *www.northstarhealthcarereit.com*. The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines, our audit committee charter and our compensation committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics or any waiver applicable to any of our directors, executive officers or senior financial officers.

**MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS**

As of March 21, 2024, we had 185,712,103 shares of our common stock outstanding held by a total of 37,101 stockholders of record.

There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board of directors will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board of directors does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

In order for members of FINRA and their associated persons to have participated in the offering and sale of our shares of common stock or to participate in any future offering of our shares of common stock, we are required, pursuant to FINRA Rule 2310, to disclose in each Annual Report distributed to our stockholders a per share estimated value of our shares of common stock, the method by which it was developed and the date of the data used to develop the estimated value. In addition, we must prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares of common stock.

On November 9, 2023, upon the recommendation of the audit committee of our board of directors, our board of directors, including all of our independent directors, approved and established an estimated value per share of our common stock of $2.64 as of June 30, 2023, or the Valuation Date. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares of our common stock outstanding, in each case as of the Valuation Date. The information used to generate the estimated value per share, including market information, investment- and property-level data and other information provided by third parties, was the most recent information practically available as of the Valuation Date.

For additional information on the methodology used in calculating our estimated value per share as of June 30, 2023, refer to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on November 13, 2023.

It is currently anticipated that our next estimated value per share will be based upon our assets and liabilities as of June 30, 2024 and such value will be included in a Quarterly Report on Form 10-Q or such other filing with the SEC. We intend to continue to publish an updated estimated value per share annually.

**Distributions**

From April 5, 2013, the date of our first investment, through December 31, 2017, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.675 per share of our common stock. In order to better align the distribution with anticipated cash flows from operations, beginning in January 1, 2018 through January 31, 2019, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.3375 per share of our common stock. Effective February 1, 2019, our board of directors stopped recurring distributions in order to preserve capital and liquidity. In May 2022, we paid a special distribution in the amount of $0.50 per share of our common stock. During the year ended December 31, 2023, we did not declare any distributions to stockholders.

While we do not anticipate recurring dividends in the near future, in light of the cash flow generated by our investments as compared to our capital expenditure needs and debt service obligations, our management and board of directors will evaluate special distributions in connection with asset sales and other realizations of our investments on a case-by-case basis based on, among other factors, current and projected liquidity needs, opportunities for investment in our assets (such as capital expenditure and de-levering opportunities) and other strategic initiatives.

*Distribution Reinvestment Plan*

We adopted our DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, we issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to our DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to our DRP. Our board of directors may amend, suspend or terminate our DRP for any reason upon ten-days' notice to participants, except that we may not amend our DRP to eliminate a participant's ability to withdraw from our DRP. In April 2022, our board of directors elected to suspend our DRP effective April 30, 2022, such that all future distributions, if any, will be paid in cash. As a result, we did not issue shares of common stock pursuant to our DRP during the year ended December 31, 2023.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

We adopted a Share Repurchase Program in 2012, which enabled shareholders to sell their shares to us in limited circumstances and could be amended, suspended and terminated by our board of directors at any time in their sole discretion (subject to certain notice requirements set forth in the Share Repurchase Program). On April 7, 2020, in accordance with the terms of our Share Repurchase Program, our board of directors suspended all repurchases under the Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity and does not currently anticipate resuming the Share Repurchase Program.

We did not repurchase any shares of common stock during the three months ended December 31, 2023.

*Unregistered Sales of Equity Securities*

We did not issue any shares of common stock during the three months ended December 31, 2023.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in "Financial Statements and Supplementary Data" and the risk factors in "Risk Factors" of our 2023 Form 10-K. References to "we," "us," "our," or "NorthStar Healthcare" refer to NorthStar Healthcare Income, Inc. and its subsidiaries unless the context specifically requires otherwise.

**Our Strategy**

Key highlights in execution on our strategy in 2023 include the following:

- *Grow the Operating Income Generated by Our Portfolio*

  ◦ Net operating income, or NOI, generated by our direct operating investments increased 28.1% in 2023 compared to the prior year, to $56.4 million, on a same store basis.

  ◦ An increase of 470 basis points in average occupancy for 2023, to 88.2%, was a primary driver of the NOI growth.

  ◦ Deployment of capital expenditures, which totaled $37.2 million in 2023 for same store properties, was a critical component in achieving the improved occupancy and NOI.

- *Pursue Disposition Opportunities that Maximize Value*

  ◦ In November, the Espresso joint venture completed the sale of all of its remaining assets. Since inception, we received total distributions of $95.1 million, as compared to a total investment of $55.1 million.

  ◦ In November, we entered into an agreement that provides the majority partner of the Trilogy joint venture the option to purchase all of our ownership interest in the joint venture for a sales price ranging from $240.5 million to up to $260 million.

  ◦ In June, we sold our interests in two unconsolidated investments that were experiencing significant distress in exchange for 9,709,553 shares of our common stock, which were subsequently retired upon completion of the sale.

For additional detail, refer to the " —Business Update" below.

We use NOI as a supplemental measure to evaluate the profitability and performance of our business. See "Non-GAAP Financial Measures" for a description and reconciliation. In addition, we have included certain metrics on a "same store basis," which excludes the Rochester Sub-Portfolio (as defined below).

**Liquidity Update**

We have not announced or adopted a plan for liquidation and are not required to liquidate by any specified date. We do not have a stated term for a liquidity event, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders. However, our board of directors, through a special committee formed in August 2020, has evaluated a broad range of transactions, including restructurings, dispositions of particular assets and the company as a whole and the internalization of management, among others. Although this review process did not result in any opportunities to effect a liquidity event for stockholders at an acceptable value at that time, the board of directors has implemented steps to better position us for a future liquidity event. First, our current focus is on growing the net operating income of our existing direct investments, including through selectively investing capital into certain properties in order to achieve a better return upon the sale of those properties. If market conditions improve, we will then proceed with a general plan to sell assets over the next 2-3 years, while also exploring potential merger transactions in which the whole company would be acquired. In addition, the board of directors believes that the decision to internalize management in 2022, and the ability to more closely align management's incentives with this strategy, will give us the best chance of success.

Based on the current forecasted cash flow of our investments and cash needs to operate the business, we do not anticipate paying recurring dividends in the near future. Although we have approximately $87.0 million of unrestricted cash as of March 18, 2024, we require capital to fund operations, capital expenditures, including those invested to improve performance, and other important business uses, as well as to fund our debt service obligations and potentially to refinance indebtedness. Current cash flow generated by operations is not sufficient to cover all of these obligations. If we do not have sufficient capital available to fund our obligations, we may be unable to position properties to maximize value or meet debt service obligations. Instead, the board of directors will evaluate special distributions in connection with any future sales and other realizations of investments on a case-by-case basis based on, among other factors, current and projected liquidity needs.

In light of the foregoing, we do not currently anticipate resuming the share repurchase program, or the Share Repurchase Program. If we have sufficient capital available, at this stage in our life cycle, we believe that returning capital to stockholders through special distributions, rather than repurchases, is a better use of that capital.

**Market Update**

Current market conditions impacting property-level performance are generally favorable. Industry occupancy continues to grow, with an industry average of 85.1% for the fourth quarter of 2023, up 70 basis points from the previous quarter, but still remains below the pre-pandemic average of 87.1% in March 2020 (source: NIC MAP Vision 4Q2023 Market Fundamentals Report). The 80+ population, a key demographic for seniors housing, is expected to grow by 24% through 2028 and is forecasted to increase by 3.7% in 2024 (Source: NIC MAP Vision as of December 2023), and new supply and new construction remain low compared to historical levels, resulting in a demand and supply environment that should contribute to continued overall industry occupancy and revenue growth. We have made significant capital improvements to many of our properties, which along with these positive dynamics, has contributed to the strong 28.1% growth in NOI for the year ended December 31, 2023 compared to the prior year in our same store directly owned operating portfolio. Although we continue to face higher labor costs and operating expenses due to inflation, overall we remain optimistic that revenue growth will exceed expense growth, resulting in continued improved NOI growth.

By contrast, current market conditions affecting transactions, including asset sales, are challenging. The current state of the public and private capital markets have been affected by a general tightening of availability of credit (including the price, terms and conditions under which financing can be obtained), rising interest rates and a general decrease in liquidity in the healthcare lending markets, which has resulted in higher capitalization rates, adversely impacting property values and limiting transaction activity. The senior housing and care transaction volume totaled $465.8 million during the fourth quarter of 2023, with a year-over-year decline of $3.8 billion (source: NIC MAP Vision as of December 2023). Although opportunities may exist to dispose of assets in the current market environment and there are certain scenarios where a sale can generate acceptable market returns for shareholders, many opportunities in the current market may require us to take significant discounts to our view of value.

**Business Summary**

Our investments are categorized as follows:

- <u>Direct Operating Investments</u> - Properties operated pursuant to management agreements with managers, in which we own a controlling interest.

- <u>Direct Net Lease Investments</u> - Properties operated under net leases with an operator, in which we own a controlling interest.

- <u>Unconsolidated Investments</u> - Joint venture investments, in which we own a minority, non-controlling interest.

We own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States. In addition, we have an investment through a non-controlling interest in a joint venture that invests in integrated senior health campuses, which provide services associated with ILFs, ALFs, MCFs and skilled nursing facilities, or SNFs, across the Midwest region of the United States. For information regarding our investments as of December 31, 2023, refer to "Our Investments" included in "Business."

**Business Update**

<u>Updated Estimated Value Per Share</u>

- On November 9, 2023, upon the recommendation of the audit committee of the board of directors, or the Audit Committee, the board of directors, including all of its independent directors, approved and established an estimated value per share of our common stock of $2.64. Refer to "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for additional information.

<u>Transaction and Financing Activities</u>

- In February 2024, we completed the sale of a property within the Rochester portfolio for $12.0 million. The sale generated net proceeds of $0.7 million, after repayment of the outstanding mortgage principal balance of $10.9 million and transaction costs.

- In November 2023, we entered into an agreement to sell all of our ownership interests in Trilogy, which indirectly owns 125 integrated senior health campuses, to American Healthcare REIT, Inc. or its affiliates, or AHR, the majority partner of the Trilogy joint venture. AHR has the right to purchase our ownership interests in Trilogy at any time prior to September 30, 2025, assuming AHR exercises all of its extension options and subject to satisfaction of certain closing conditions, ranging from $240.5 million to up to $260 million depending upon the purchase price consideration, timing of the closing and certain additional fees that AHR may pay us in the interim. A minimum of 10% of the purchase price consideration must be paid in cash, with the balance payable in either cash or new Series A Cumulative Convertible Preferred Stock to be issued by AHR in connection with the closing. The portion of the purchase price consideration paid in cash may be subject to a 7.5% or 5% discount, respectively, if the transaction closes prior to March 31, 2024 or December 31, 2024, respectively. In addition, we may be entitled to a supplemental cash payment of $25,600 per day for the period between July 1, 2023 until the closing date, for up to approximately $21.0 million, reduced by any distributions received from Trilogy by us during the interim period. AHR may terminate the agreement at any time, subject to payment of a termination fee equal to: (i) if terminated prior to the initial outside date, September 30, 2024, $7.8 million, (ii) if extended and terminated prior March 31, 2025, $11.7 million and (iii) if further extended and terminated prior to September 30, 2025, $15.6 million. Although there can be no assurance that AHR will consummate the purchase of our interests in Trilogy on these terms, or at all, we believe that this proposed transaction presents an attractive opportunity for us to execute on our disposition strategy.

- In November 2023, the Espresso joint venture completed the sale of all of its remaining assets. Since inception, we received total distributions of $95.1 million, as compared to a total investment of $55.1 million.

- In July 2023, in light of our belief that the value of the properties was below the balance of the debt, we elected not to use cash reserves to pay debt service on seven cross-defaulted and cross-collateralized mortgage notes with an aggregate principal amount outstanding of $99.8 million, or the Rochester Sub-Portfolio Loan, secured by seven healthcare real estate properties, or the Rochester Sub-Portfolio, that did not generate sufficient cash flow to pay debt service in full. The Rochester Sub-Portfolio Loan is non-recourse, subject to limited customary exceptions. As a result of the payment default, Fannie Mae, as the lender, filed a complaint seeking the appointment of a receiver and foreclosure on the underlying properties and to enforce its rights in its collateral under the loan documents and, on October 30, 2023, the properties underlying the Rochester Sub-Portfolio Loan were placed into a receivership. Although we continue to have legal ownership of the Rochester Sub-Portfolio until transferred to Fannie Mae or its designee, the receiver now has effective control of the properties and, as of the date of the receivership order, we derecognized the properties and related assets from our financial statements, discontinued recognizing revenues and expenses related to the Rochester Sub-Portfolio and concluded we were no longer entitled to receive any existing accounts receivable or revenue related to the properties. As of December 31, 2023, we continue to own all of the properties in the Rochester Sub-Portfolio and are working with the receiver and its advisors to facilitate an orderly transition of the operations and ownership of the properties.

- In June 2023, we sold our minority interests in the Healthcare GA Holdings, General Partnership, which indirectly owned 48 care homes across the United Kingdom, or the Diversified US/UK Portfolio, and the Eclipse Health, General Partnership, which indirectly owned 34 seniors housing facilities, or the Eclipse Portfolio, together with $1.1 million in cash, to our Former Sponsor, who is affiliated with the majority partner of each joint venture, for all of the equity held by the Former Sponsor and its affiliates, including 9,709,553 shares of our common stock, 100 common units in the Operating Partnership and 100 special units in the Operating Partnership, or the Sale of Minority Interests. Upon completion of the Sale of Minority Interests, we retired all of the shares of our common stock acquired. With this Sale of Minority Interests, we were able to strategically exit two minority positions in joint ventures experiencing significant distress, where we had limited ability to control outcomes and a lack of alignment with the majority partner, through a transaction that we believe creates additional value for our remaining shareholders.

<u>Operating Performance</u>

The occupancy of our investments has continued to improve, and in some cases recovered to pre-pandemic levels and beyond, driven by supply-demand fundamentals in the industry overall and specifically by our investment of capital to enhance our facilities, which has led to increases in revenues. However, operating costs remained elevated as a result of macroeconomic trends, including increases in labor costs and historically low unemployment, inflation and rising interest rates, as well as increased health and safety measures. Increased labor costs and a shortage of available skilled and unskilled workers has and may continue to increase the cost of staffing at our facilities. We have offset increased labor and inflation with increased rates charged to residents, but continuing to do so may result in a decline in occupancy and revenues. Increases in interest rates may help ease inflation and our operating costs, but have increased our debt service obligations on our variable rate debt and may create the possibility of slowing economic growth.

The following is a summary of the performance of our investment segments for the year ended December 31, 2023 as compared to the year ended December 31, 2022. For additional information on financial results, refer to "—Results of Operations."

*Direct Operating Investments*

For the year ended December 31, 2023, the average annual occupancy for our facilities improved by 4.7%, to 88.2%. A summary of average occupancy of our direct operating investments by property manager is as follows:

| Manager | Units Under Management | Average Monthly Occupancy | | | Average Annual Occupancy | | |
|---|---|---|---|---|---|---|---|
| | | December 2023 | December 2022 | Change | 2023 | 2022 | Change |
| Solstice Senior Living | 3,969 | 89.1 % | 85.9 % | 3.2 % | 88.0 % | 82.2 % | 5.8 % |
| Watermark Retirement Communities[1] | 723 | 86.9 % | 88.7 % | (1.8)% | 88.5 % | 86.3 % | 2.2 % |
| Avamere Health Services | 453 | 89.6 % | 90.5 % | (0.9)% | 89.8 % | 88.5 % | 1.3 % |
| Integral Senior Living | 40 | 81.2 % | 97.5 % | (16.3)% | 86.3 % | 97.3 % | (11.0)% |
| **Direct Operating Investments** | | **88.7 %** | **86.8 %** | **1.9 %** | **88.2 %** | **83.5 %** | **4.7 %** |

(1) Average monthly and annual occupancy excludes the Rochester Sub-Portfolio, which was placed into a receivership in October 2023.

NOI is a supplemental non-GAAP financial measure of our operating performance. The following table presents the NOI of our direct operating investments for the years ended December 31, 2023 and 2022 (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
|---|---|---|---|---|
| | 2023 | 2022 | Amount | % |
| **Same store property revenues[1]** | | | | |
| Resident fee income | $ 47,570 | $ 44,274 | $ 3,296 | 7.4 % |
| Rental income | 136,016 | 120,042 | 15,974 | 13.3 % |
| Total property revenues | 183,586 | 164,316 | 19,270 | 11.7 % |
| **Same store property operating expenses[1]** | | | | |
| Salaries and wages | 61,242 | 56,528 | 4,714 | 8.3 % |
| Utilities | 11,377 | 10,838 | 539 | 5.0 % |
| Food and beverage | 9,807 | 9,250 | 557 | 6.0 % |
| Repairs and maintenance | 12,974 | 12,153 | 821 | 6.8 % |
| Property taxes | 9,320 | 9,672 | (352) | (3.6)% |
| Property management fee | 9,628 | 8,164 | 1,464 | 17.9 % |
| All other expenses | 12,858 | 13,692 | (834) | (6.1)% |
| Total same store property operating expenses | 127,206 | 120,297 | 6,909 | 5.7 % |
| **Same store NOI[1]** | $ 56,380 | $ 44,019 | $ 12,361 | 28.1 % |
| **Non-same store NOI[2]** | $ 2,434 | $ 961 | $ 1,473 | 153.3 % |
| **Total Direct Operating Investments NOI[3]** | $ 58,814 | $ 44,980 | $ 13,834 | 30.8 % |

(1) Same store of our direct operating investments excludes the Rochester Sub-Portfolio, which was placed into a receivership in October 2023.
(2) Non-same store of our direct operating investments represents the Rochester Sub-Portfolio.
(3) For a reconciliation of our direct operating investments segment NOI to segment net income (loss) as presented in accordance with U.S. GAAP in our consolidated financial statements as of December 31, 2023 and 2022, refer to "—Non-GAAP Financial Measures."

*Direct Net Lease Investments*

Beginning in February 2021, the operator of the four net lease properties in our Arbors portfolio has been unable to satisfy its obligations under its leases. In accordance with a forbearance and modification agreement entered into in March 2023, the operator remits rent based on the properties' available cash after satisfying property-level expenses. The operator of our net lease properties continues to be impacted by sub-optimal occupancy levels and elevated operating expenses, which has resulted in limited cash flow generated by properties. During 2023, cash flow, net of expenses, paid by the operator to us in accordance with the forbearance agreement was not sufficient to cover our related debt service, resulting in $3.3 million of cash reserves being used to cover debt service in 2023. We continue to monitor the operator's performance and cash flows closely, as well as evaluate potential options for this portfolio.

The following table presents the rental income recognized and the cash reserves used to service the debt obligations for our Arbors portfolio, as well as the average resident occupancy of the underlying properties, for the years ended December 31, 2023 and 2022 (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
| | 2023 | 2022 | Amount | % |
|---|---|---|---|---|
| Rental income | $ 1,709 | $ 1,596 | $ 113 | 7.1 % |
| Cash reserves used to fund debt service payments, including principal amortization | 3,287 | 3,205 | 82 | 2.6 % |
| Average Annual Occupancy | 72.6 % | 69.8 % | | |

*Unconsolidated Investments*

We have made investments in minority, non-controlling interests in joint ventures, which own healthcare real estate and related assets. During the year ended December 31, 2023, we received distributions of $27.5 million from our unconsolidated investments, as compared to $67.1 million during the year ended December 31, 2022, primarily as a result of asset sales in our Espresso investment.

As of December 31, 2023, our investment in Trilogy is our primary remaining unconsolidated investment. The following table is a summary of operations of Trilogy, for the years ended December 31, 2023 and 2022 (dollars in thousands):

| | Trilogy | | | |
| | Year Ended December 31, | | Increase (Decrease) | |
| | 2023 | 2022 | Amount | % |
|---|---|---|---|---|
| **Property and other revenues** | | | | |
| Total property and other revenues | $ 1,460,222 | $ 1,252,175 | $ 208,047 | 16.6 % |
| **Expenses** | | | | |
| Property operating expenses | 1,305,569 | 1,107,757 | 197,812 | 17.9 % |
| Interest expense | 77,414 | 51,648 | 25,766 | 49.9 % |
| Administrative, transaction & other | 257 | 429 | (172) | (40.1)% |
| Depreciation and amortization | 69,863 | 65,393 | 4,470 | 6.8 % |
| Impairment loss | 10,520 | — | 10,520 | NA |
| Total expenses | 1,463,623 | 1,225,227 | 238,396 | 19.5 % |
| Other income (loss), net | (1,718) | 1,407 | (3,125) | (222.1)% |
| Other gains (losses) | (963) | 21,903 | (22,866) | (104.4)% |
| **Net income (loss)** | $ (6,082) | $ 50,258 | $ (56,340) | (112.1)% |
| *Our ownership %* | *23.4 %* | *23.2 %* | | |
| **Equity in earnings (losses)** | $ (1,409) | $ 11,652 | $ (13,061) | (112.1)% |

Trilogy continued to recover occupancy and experience revenue growth throughout 2023. Although operating expenses continued to be impacted by inflationary pressures, most significantly labor-related costs, occupancy growth, coupled with higher rates, resulted in improved operating income in 2023. In addition, Trilogy recognized COVID-19 provider relief grant income during 2023, which partially offset the elevated expenses. However, higher interest expense on Trilogy's floating-rate debt limited cash available to be distributed.

Our Espresso investment completed its liquidation of assets in 2023. Our proportionate share of net proceeds generated from sales transactions in our Espresso investment during the years ended December 31, 2023 and 2022 totaled $17.3 million and $49.7 million, respectively.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's subjective and complex judgments, and for which the impact of changes in estimates and assumptions could have a material effect on our financial statements. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made, based upon information available to us at that time.

For a summary of our accounting policies, refer to Note 2, "Summary of Significant Accounting Policies" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

Impairment

We believe impairment to be a critical accounting estimate based on the nature of our operations and/or because it requires significant management judgment and assumptions. Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including healthcare sector conditions, together with asset and market specific circumstances, among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. Fair values can be estimated based upon the income capitalization approach, using net operating income for each property and applying indicative capitalization and discount rates or sales comparison approach, using what other purchasers and sellers in the market have agreed to as price for comparable properties.

*Direct Operating Investments and Direct Net Lease Investments*

During the year ended December 31, 2023, we recorded impairment losses on our operating real estate totaling $44.7 million, including impairment losses of $38.6 million for five facilities within the Rochester Sub-Portfolio as a result of shortened hold period assumptions, $5.6 million for a facility within the Arbors portfolio as a result of lower estimated future cash flows and estimated market value, $0.4 million to reflect net realizable value for a facility within the Rochester portfolio designated as held for sale and $0.1 million for a land parcel within the Rochester portfolio as a result of lower estimated market value.

Accumulated impairment losses totaled $162.9 million for operating real estate that we continue to hold as of December 31, 2023. Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and 2021 for additional information regarding impairment recorded in prior years.

*Unconsolidated Investments*

In June 2023, we impaired our investment in the Espresso joint venture by $4.7 million, which reduced the carrying value of our investment to $3.1 million as of June 30, 2023. Our assessment of the fair value of our investment took into consideration the joint venture's remaining assets and estimated future cash distributions, less transaction and wind down costs. Upon impairing our investment, we elected the fair value option method to account for our investment in the Espresso joint venture on June 30, 2023.

Further, the joint ventures underlying our unconsolidated ventures assess and record impairment and reserves on their respective real estate portfolios, goodwill, and other assets, and we recognize our proportionate share through equity in earnings (losses). In May 2023, prior to the Sale of Minority Interests, the underlying Diversified US/UK joint venture recorded impairment losses on its remaining properties, 48 care homes located in the United Kingdom, or the UK Portfolio, due to, among other things, an extended period contemplated for the UK Portfolio to reach stabilization. Our proportionate share of the impairment losses recorded by the Diversified US/UK joint venture totaled $11.4 million. Additionally, in December 2023, the Trilogy joint venture recorded impairment losses on its trade name intangible assets, of which our proportionate share totaled $2.4 million.

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023, for additional information regarding impairment recorded in prior years.

**Results of Operations**

**Comparison of the Year Ended December 31, 2023 to December 31, 2022 (dollars in thousands):**

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **Amount** | **%** |
| **Property and other revenues** | | | | |
| Resident fee income | $ 47,591 | $ 44,274 | $ 3,317 | 7.5 % |
| Rental income | 153,544 | 139,841 | 13,703 | 9.8 % |
| Other revenue | 3,843 | 1,021 | 2,822 | 276.4 % |
| Total property and other revenues | 204,978 | 185,136 | 19,842 | 10.7 % |
| **Expenses** | | | | |
| Property operating expenses | 140,612 | 137,578 | 3,034 | 2.2 % |
| Interest expense | 50,028 | 43,278 | 6,750 | 15.6 % |
| Transaction costs | 683 | 1,569 | (886) | (56.5)% |
| Asset management fees - related party | — | 8,058 | (8,058) | (100.0)% |
| General and administrative expenses | 13,817 | 13,938 | (121) | (0.9)% |
| Depreciation and amortization | 38,511 | 38,587 | (76) | (0.2)% |
| Impairment loss | 49,423 | 45,299 | 4,124 | 9.1 % |
| Total expenses | 293,074 | 288,307 | 4,767 | 1.7 % |
| Other income, net | 194 | 77 | 117 | 151.9 % |
| Gain (loss) on investments and other | (64,001) | 1,029 | (65,030) | (6,319.7)% |
| Equity in earnings (losses) of unconsolidated ventures | (8,272) | 47,625 | (55,897) | (117.4)% |
| Income tax expense | (74) | (61) | (13) | 21.3 % |
| **Net income (loss)** | $ (160,249) | $ (54,501) | $ (105,748) | 194.0 % |

*Rochester Sub-Portfolio*

In October 2023, as a result of the payment default in July 2023 on the Rochester Sub-Portfolio Loan, Fannie Mae, as the lender, filed a complaint seeking the appointment of a receiver and foreclosure on the underlying properties and to enforce its rights in its collateral under the loan documents. On October 30, 2023, the properties underlying the Rochester Sub-Portfolio Loan were placed into a receivership. Although we continue to have legal ownership of the Rochester Sub-Portfolio until transferred to Fannie Mae or its designee, the receiver now has effective control of the properties and, as of the date of the receivership order, we discontinued recognizing revenues and expenses related to the Rochester Sub-Portfolio and derecognized the properties and related assets from our financial statements. However, until legal ownership of the Rochester Sub-Portfolio is transferred and the associated debt extinguished, we continue to recognize liabilities associated with the Rochester Sub-Portfolio Loan. As of December 31, 2023, we continue to own all of the properties in the Rochester Sub-Portfolio and are working with the receiver and its advisors to facilitate an orderly transition of the operations and ownership of the properties.

The following tables present operating results on a same store basis, which excludes the activity of the Rochester Sub-Portfolio. Property revenues and expenses for the Rochester Sub-Portfolio were recognized through October 30, 2023, the date of the receivership order, as compared to a full year of activity presented for the year ended December 31, 2022.

*Total Property and Other Revenues*

The following table presents total property and other revenues (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | Amount | % |
| ILF properties | $ 136,016 | $ 120,042 | $ 15,974 | 13.3 % |
| ALF/MCF properties | 47,570 | 44,274 | 3,296 | 7.4 % |
| Net lease properties | 1,709 | 1,596 | 113 | 7.1 % |
| Same store subtotal | 185,295 | 165,912 | 19,383 | 11.7 % |
| Rochester Sub-Portfolio | 15,840 | 18,203 | (2,363) | (13.0)% |
| Other revenue | 3,843 | 1,021 | 2,822 | 276.4 % |
| Total property and other revenues | $ 204,978 | $ 185,136 | $ 19,842 | 10.7 % |

Overall, on a same store basis, total property and other revenues increased during the year ended December 31, 2023. Revenues generated by our operating properties increased as a result of improved occupancy and higher market rates for new residents and in-place rates for existing residents. Other revenue consists of interest earned on cash and cash equivalents, which increased during the year ended December 31, 2023 as a result of higher market interest rates.

*Property Operating Expenses*

The following table presents property operating expenses (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | Amount | % |
| ILF properties | $ 90,956 | $ 85,911 | $ 5,045 | 5.9 % |
| ALF/MCF properties | 36,250 | 34,386 | 1,864 | 5.4 % |
| Net lease properties | — | 39 | (39) | (100.0)% |
| Same store subtotal | 127,206 | 120,336 | 6,870 | 5.7 % |
| Rochester Sub-Portfolio | 13,406 | 17,242 | (3,836) | (22.2)% |
| Total property operating expenses | $ 140,612 | $ 137,578 | $ 3,034 | 2.2 % |

Overall, on a same store basis, total operating expenses increased primarily due to inflationary pressures significantly impacting all variable operating costs, most notably wages and benefits costs. In addition, management fees at our Winterfell portfolio increased as a result of revenue growth and additional fees for exceeding performance targets per the terms of the management agreements.

*Interest Expense*

The following table presents interest expense incurred on our borrowings (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | Amount | % |
| ILF properties | $ 29,798 | $ 30,182 | $ (384) | (1.3)% |
| ALF/MCF properties | 5,257 | 5,189 | 68 | 1.3 % |
| Net lease properties | 3,516 | 3,609 | (93) | (2.6)% |
| Same store subtotal | 38,571 | 38,980 | (409) | (1.0)% |
| Rochester Sub-Portfolio | 11,457 | 4,298 | 7,159 | 166.6 % |
| Total interest expense | $ 50,028 | $ 43,278 | $ 6,750 | 15.6 % |

On a same store basis, interest expense decreased during the year ended December 31, 2023. Interest expense on our fixed-rate debt declined as a result of a decrease in the average mortgage notes principal balances as compared to December 31, 2022 due to continued principal amortization. Interest expense on floating-rate debt increased throughout 2023, as market interest rates continued to rise.

Interest expense for the Rochester Sub-Portfolio Loan increased as a result of its floating interest rate and the recognition of default interest, which will continue to accrue until the loan is extinguished.

*Transaction Costs*

Transaction costs for the years ended December 31, 2023 and 2022 consisted primarily of legal and professional fees incurred for investment activity and costs incurred in connection with the Internalization and the transition of services and systems previously provided by the Former Advisor.

*General and Administrative Expenses & Asset Management Fees - Related Party*

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | Amount | % |
| Asset management fees - related party | $ — | $ 8,058 | $ (8,058) | (100.0)% |
| General and administrative expenses | 13,817 | 13,938 | (121) | (0.9)% |
| Total corporate operating costs | $ 13,817 | $ 21,996 | $ (8,179) | (37.2)% |

Corporate cost savings of $8.2 million were realized under the internalized structure during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

The advisory agreement with our Former Advisor was terminated on October 21, 2022. As result, no asset management fees were incurred during 2023 as compared to $8.1 million incurred during the year ended December 31, 2022.

Under our new internalized structure, we directly incur and pay all general and administrative expenses, including personnel costs related to our executive officers, which were not allocable under the former advisory agreement. The increase in executive officer personnel costs were offset with other cost savings, including a reduction in corporate insurance premiums, resulting in an overall reduction to corporate operating costs, year over year.

For the year ended December 31, 2023, our total operating expenses represented 0.7% of our average invested assets and 237.0% of our net income, in each case as defined and calculated in accordance with our charter.

*Depreciation and Amortization*

The following table presents depreciation and amortization recognized on our direct investments (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | Amount | % |
| ILF properties | $ 25,057 | $ 23,697 | $ 1,360 | 5.7 % |
| ALF/MCF properties | 6,547 | 6,301 | 246 | 3.9 % |
| Net lease properties | 2,916 | 3,329 | (413) | (12.4)% |
| Same store subtotal | 34,520 | 33,327 | 1,193 | 3.6 % |
| Rochester Sub-Portfolio | 3,991 | 5,260 | (1,269) | (24.1)% |
| Total depreciation and amortization | $ 38,511 | $ 38,587 | $ (76) | (0.2)% |

Overall, on a same store basis, depreciation and amortization expense increased during the year ended December 31, 2023 primarily as a result of capital improvements completed at our ALFs, MCFs and ILFs during the years ended December 31, 2023 and 2022.

Depreciation and amortization expense decreased at our net lease properties as a result of impairments recognized during the year ended December 31, 2022, which reduced building depreciation expense for the year ended December 31, 2023.

*Impairment Loss*

For the year ended December 31, 2023, impairment losses on operating real estate totaled $44.7 million and impairment losses recorded on unconsolidated ventures investments totaled $4.7 million. Refer to "—Impairment" for additional discussion.

For the year ended December 31, 2022, impairment losses on operating real estate totaled $31.9 million, consisting of $18.5 million, $8.5 million and $3.9 million for facilities in Arbors, Winterfell and Rochester portfolios, respectively. We also recorded $0.8 million and $0.2 million of impairment losses for property damage sustained by facilities within our Winterfell and Avamere portfolio, respectively. In addition, in December 2022, we impaired our investment in the Diversified US/UK joint venture by $13.4 million, which was sold in June 2023.

*Other Income, Net*

For the year ended December 31, 2023, other income, net consisted primarily of capital expenditure reimbursements from the state of Oregon's Long-Term Care Capital Improvement and Emergency Preparedness Program received and recognized by facilities within our Avamere portfolio.

For the year ended December 31, 2022, other income, net consisted of COVID-19 testing reimbursements received and recognized by our Avamere portfolio.

*Gain (Loss) on Investments and Other*

In addition to the $59.0 million loss on the Rochester Sub-Portfolio noted above, in connection with the Sale of Minority Interests, we realized a loss totaling $1.3 million, representing the difference between the fair value and carrying value of our investments in the Diversified US/UK and Eclipse joint ventures, which was the consideration exchanged in the transaction for the acquisition of our common stock. Further, as a result of the Sale of Minority Interests, we reclassified the accumulated foreign currency losses, totaling $3.3 million, related to the Diversified US/UK portfolio, previously recorded through other comprehensive income on the consolidated statements of equity to gain (loss) on investments and other. Refer to "—Transaction and Financing Activities" for additional discussion on the Sale of Minority Interests and Rochester Sub-Portfolio receivership.

During the year ended December 31, 2022, we recognized gains on mortgage interest rate caps, a discounted financing payoff and a distribution that exceeded our carrying value for an unconsolidated investment. Gains were partially offset by losses recognized on investment activity.

*Equity in Earnings (Losses) of Unconsolidated Ventures*

The following table presents the results of our unconsolidated ventures (dollars in thousands):

| | Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | | |
| **Portfolio** | **Equity in Earnings (Losses)** | | **FFO and MFFO adjustments[1]** | | **MFFO** | | **Increase (Decrease)** | |
| Trilogy | $ (1,409) | $ 11,652 | $ 20,461 | $ 11,966 | $ 19,052 | $ 23,618 | $ (4,566) | (19.3)% |
| Espresso | 9,228 | 72,427 | (8,283) | (66,393) | 945 | 6,034 | (5,089) | (84.3)% |
| Solstice | 145 | 2 | — | — | 145 | 2 | 143 | 7,150.0 % |
| Same store subtotal | 7,964 | 84,081 | 12,178 | (54,427) | 20,142 | 29,654 | (9,512) | (32.1)% |
| Investments sold | (16,236) | (36,456) | 15,087 | 38,881 | (1,149) | 2,425 | (3,574) | (147.4)% |
| Total | $ (8,272) | $ 47,625 | $ 27,265 | $ (15,546) | $ 18,993 | $ 32,079 | $ (13,086) | (40.8)% |

(1) Represents our proportionate share of revenues and expenses excluded from the calculation of FFO and MFFO for unconsolidated investments. Refer to "—Non-GAAP Financial Measures" for additional discussion.

Excluding the investments in unconsolidated ventures sold, equity in earnings (losses) decreased $76.1 million as a result of gains on sales recognized by the Espresso joint venture in the prior year exceeding gains recognized in the current year. In addition, the Trilogy joint venture recognized a gain in the prior year upon acquiring the remaining ownership interest of an investment portfolio, while impairment losses on its intangible assets in the current year contributed to the decrease.

Excluding the investments sold, MFFO from our unconsolidated investments decreased $9.5 million. The Espresso joint venture's property sales resulted in lower rental income recognized during the year ended December 31, 2023. In addition, as of June 30, 2023, we elected to account for the Espresso joint venture under the fair value option, which resulted in no earnings recorded from the date of election through December 31, 2023. Higher interest expense on floating-rate debt in the Trilogy joint venture offset operational improvements during 2023, which resulted in lower MFFO generated from the investment.

***Year Ended December 31, 2022 compared to December 31, 2021***

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023, for information regarding our results of operations for the years ended December 31, 2022 and 2021 and the year-to-year comparisons between those periods.

**Non-GAAP Financial Measures**

We consider certain non-GAAP financial measures, including Funds from Operations, or FFO, Modified Funds from Operations, or MFFO, and NOI, to be useful supplemental measures of our operating performance. These non-GAAP financial measures are not equivalent or an alternative to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. In addition, these non-GAAP financial measures are not necessarily indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

*Funds from Operations and Modified Funds from Operations*

We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Institute for Portfolio Alternatives, or IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. Neither the U.S. Securities and Exchange Commission, or SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

We define MFFO in accordance with the concepts established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's operating performance. The IPA's definition of MFFO excludes from FFO the following items:

- acquisition fees and expenses;

- non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

- amortization of a premium and accretion of a discount on debt investments;

- non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

- realized gains (losses) from the early extinguishment of debt;

- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

- unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

- adjustments related to contingent purchase price obligations; and

- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

MFFO does have certain limitations. For instance, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT's anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event. MFFO is not a useful measure in evaluating net asset value, since impairment is taken into account in determining net asset value but not in determining MFFO. In addition, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs.

The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Funds from operations:** | | | |
| Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders | $ (156,885) | $ (54,100) | $ 25,067 |
| Adjustments: | | | |
| Depreciation and amortization | 38,511 | 38,587 | 54,836 |
| Depreciation and amortization related to non-controlling interests | (259) | (286) | (480) |
| Depreciation and amortization related to unconsolidated ventures | 18,623 | 28,855 | 30,054 |
| (Gain) loss from sales of property | (136) | 92 | (83,873) |
| Gain (loss) from sales of property related to non-controlling interests | 4 | (5) | 2,092 |
| (Gain) loss from sales of property related to unconsolidated ventures | (7,894) | (92,578) | (31,314) |
| Impairment losses of depreciable real estate | 44,695 | 31,880 | 5,386 |
| Impairment loss on real estate related to non-controlling interests | (1,172) | (117) | — |
| Impairment losses of depreciable real estate held by unconsolidated ventures | 7,682 | 25,109 | 1,494 |
| Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders | $ (56,831) | $ (22,563) | $ 3,262 |
| **Modified funds from operations:** | | | |
| Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders | $ (56,831) | $ (22,563) | $ 3,262 |
| Adjustments: | | | |
| Transaction costs | 683 | 1,569 | 54 |
| Straight-line rental (income) loss | — | — | 7,803 |
| Amortization of premiums, discounts and fees on investments and borrowings | 4,481 | 3,859 | 4,177 |
| (Gain) loss on investments and other[1] | 64,137 | (1,121) | 4,396 |
| Adjustments related to unconsolidated ventures[2] | 8,854 | 23,068 | 20,245 |
| Adjustments related to non-controlling interests | (1,815) | 3 | (212) |
| Impairment of real estate related investment | 4,728 | 13,419 | — |
| Modified funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders | $ 24,237 | $ 18,234 | $ 39,725 |

_____

(1)  Activity for the year ended December 31, 2023 includes a $59.0 million loss recognized on the Rochester Sub-Portfolio due to derecognition of the properties and related assets from our financial statements. Refer to "——Result of Operations" for additional discussion.

(2)  Primarily our proportionate share of liability extinguishment gains and losses, loan loss reserves, transaction costs and amortization of above/below market debt adjustments, straight-line rent adjustments, impairment of goodwill, debt and deferred financing costs, recorded by the joint ventures of our investments in unconsolidated ventures.

*Net Operating Income*

We believe NOI provides useful information to stockholders and provides our management with a performance measure to compare our operating results to the operating results of other real estate companies between periods on a consistent basis. We define NOI as rental and resident fee income, less property operating expenses.

The following table reconciles net income (loss), computed in accordance with U.S. GAAP, to NOI for our direct operating investments segment (in thousands):

| | | **Year Ended December 31,** | | | |
|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** |
| **Direct Operating Investments** | | | | | |
| Net income (loss) | $ | (122,391) | $ | (42,843) $ | 24,511 |
| Adjustments: | | | | | |
| Income tax expense | | 74 | | 61 | 99 |
| Gain (loss) on investments and other | | 59,367 | | (499) | (64,618) |
| Other income, net | | (194) | | (77) | (7,278) |
| Impairment loss | | 39,095 | | 13,380 | 4,600 |
| Depreciation and amortization | | 35,595 | | 35,258 | 43,088 |
| General and administrative expenses | | 603 | | 31 | 227 |
| Transaction costs | | 153 | | — | 54 |
| Interest expense | | 46,512 | | 39,669 | 49,979 |
| Net operating income | $ | 58,814 | $ | 44,980 $ | 50,662 |

For additional information regarding our direct operating investments segment, refer to "Our Investments" included in "Business" and for financial information refer to Note 11, "Segment Reporting" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

## Liquidity and Capital Resources

Our current principal liquidity needs are to fund: (i) operating expenses, including corporate general and administrative expenses; (ii) principal and interest payments on our borrowings and other commitments; and (iii) capital expenditures.

Our current primary sources of liquidity include the following: (i) cash on hand; (ii) proceeds from full or partial realization of investments; (iii) cash flow generated by our investments, both from our operating activities and distributions from our unconsolidated joint ventures; and (iv) secured or unsecured financings from banks and other lenders.

As of March 18, 2024, we had approximately $87.0 million of unrestricted cash and currently believe that our capital resources are sufficient to meet our capital needs for the following 12 months.

*Cash From Operations*

We primarily generate cash flow from operations through net operating income from our operating properties and rental income from our net lease properties. In addition, we receive distributions from our investments in unconsolidated ventures. Net cash provided by operating activities was $19.1 million for the year ended December 31, 2023.

We are exposed to various operational risks, including rising labor costs, increases in inflation and rising interest rates, at substantially all of our properties. We expect that these factors will continue to materially impact our cash flow generated by our investments.

We have a significant unconsolidated investment in Trilogy, where we have no control over the timing of distributions, if any. Trilogy, similar to our direct operating investments, has been impacted by inflation, rising interest rates and other economic market conditions, and, as a result, may continue to limit distributions to preserve liquidity in the future.

*Borrowings*

We typically have financed our investments with medium to long-term, non-recourse mortgage loans, though our borrowing levels and terms vary depending upon the nature of the assets and the related financing.

During the year ended December 31, 2023, we paid $18.5 million and $38.3 million in recurring principal and interest payments, respectively, on borrowings. Excluding the Rochester Sub-Portfolio Loan, we had $804.1 million of consolidated asset-level borrowings outstanding as of December 31, 2023.

We have $682.3 million of borrowings that mature in 2025, including $583.5 million of borrowings collateralized by our Winterfell portfolio. We may be unable to extend or refinance these borrowings without a significant pay down of existing loan balances. If we do not have sufficient capital to pay down existing loan balances, we may be forced to sell assets to generate additional capital or sell the portfolio in advance of the loan maturity. Our ability to refinance these borrowings and/or sell assets will be significantly impacted by market conditions, over which we have no control. Further, given the nature of our assets and the materiality of this portfolio, we may not be able to respond quickly to changes in market conditions. Even if we are able to extend or refinance these borrowings, it will likely be at a significantly higher interest rate.

Our charter limits us from incurring borrowings that would exceed 300.0% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage limitation, excluding indirect leverage held through our unconsolidated joint venture investments and any securitized mortgage obligations to third parties, is 75.0% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation. As of December 31, 2023, our leverage was 61.0% of our assets, other than intangibles, before deducting non-cash reserves and depreciation.

For additional information regarding our borrowings, including principal repayments, timing of maturities and loans currently in default, refer to "Quantitative and Qualitative Disclosures About Market Risk" and Note 5, "Borrowings" in our accompanying consolidated financial statements included in"Financial Statements and Supplementary Data."

*Capital Expenditures Activities*

We are responsible for capital expenditures for our operating properties and may also fund capital expenditures for our net lease properties. We have made significant investments in capital expenditures to increase operating income and enhance the overall value of certain properties, and will continue to invest going forward, although we expect aggregate spending to decrease in the near-term compared to 2023, in order to maintain market position, functional and operating standards. However, there can be no assurance that these initiatives will achieve these intended results.

The following table presents cash used for capital expenditures at our direct investments (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | | 2022 |
| Same store (excludes properties sold) | | | |
| ALF/MCF properties | $ 3,119 | $ | 2,641 |
| ILF properties | 34,079 | | 24,452 |
| Net lease properties | — | | 372 |
| Rochester Sub-Portfolio | 1,224 | | 1,839 |
| Total capital expenditures | $ 38,422 | $ | 29,304 |

*Realization and Disposition of Investments*

We will pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return or strategic outcome, improve our liquidity position and generate value for shareholders.

We have a significant minority investment in Trilogy with limited ability to influence material decisions, including the disposition of assets.

Refer to "—Market Update" and "—Business Update" for further information regarding dispositions.

*Distributions*

To continue to qualify as a REIT, we are required to distribute annually dividends equal to at least 90% of our taxable income, subject to certain adjustments, to stockholders. We have generated net operating losses for tax purposes and, accordingly, are currently not required to make distributions to our stockholders to qualify as a REIT. Refer to "—Distributions Declared and Paid" and "—Liquidity Update" for further information regarding our distributions.

*Repurchases*

We adopted a Share Repurchase Program effective August 7, 2012, which enabled stockholders to sell their shares to us in limited circumstances and could be amended, suspended, or terminated at any time. On April 7, 2020, our board of directors suspended all repurchases under our existing Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity. We do not currently anticipate resuming the Share Repurchase Program. If we have sufficient capital available, at this stage in our life cycle, we believe that returning capital to stockholders through special distributions, rather than repurchases, is a better use of that capital.

*Other Commitments*

On October 21, 2022, we terminated the advisory agreement and completed the Internalization. Prior to the termination of the advisory agreement, we reimbursed the Former Advisor for direct and indirect operating costs in connection with services provided to us. Under our new internalized structure, we directly incur and pay all general and administrative costs.

**Cash Flows**

The following presents a summary of our consolidated statements of cash flows (dollars in thousands):

| Cash flows provided by (used in): | Year Ended December 31, | | 2023 vs. 2022 Change |
| --- | --- | --- | --- |
| | **2023** | **2022** | |
| Operating activities | $ 19,062 | $ 7,824 | $ 11,238 |
| Investing activities | (21,884) | 15,538 | (37,422) |
| Financing activities | (19,895) | (118,640) | 98,745 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | $ (22,717) | $ (95,278) | $ 72,561 |

*Operating Activities*

Net cash provided by operating activities totaled $19.1 million for the year ended December 31, 2023 as compared to $7.8 million for the year ended December 31, 2022. The increase in net cash provided from operating activities was a result of increases in rates and occupancy at our direct operating investments, which resulted in higher rent and resident fees collected during the year ended December 31, 2023 and lower reimbursement payments made to our Former Advisor. In addition, the Rochester Sub-Portfolio Loan default in July 2023 resulted in lower interest expense payments as compared to the prior year. The increase in operating cash flows was partially offset by lower distributions received from our unconsolidated investment in the Espresso joint venture. Distributions classified as operating cash flows totaled $10.6 million and $22.3 million during the years ended December 31, 2023 and 2022, respectively.

*Investing Activities*

Our cash flows from investing activities are primarily proceeds from investment dispositions, including distributions received from our investments in unconsolidated investments that have been classified as investing cash flows, net of any capital expenditures. We continue to invest capital into our operating portfolios in order to maintain market position and enhance overall asset value. Net cash used in investing activities totaled $21.9 million for the year ended December 31, 2023 as compared to $15.5 million net cash provided by investing activities for the year ended December 31, 2022.

*Financing Activities*

Net cash used in financing activities totaled $19.9 million for the year ended December 31, 2023 compared to $118.6 million for the year ended December 31, 2022. For the year ended December 31, 2023, net cash used in financing activities were primarily recurring principal amortization on our mortgage notes. For the year ended December 31, 2022, net cash used in financing activities were primarily the payment of a special distribution of $0.50 per share of our common stock, which totaled approximately $97.0 million.

**Off-Balance Sheet Arrangements**

As of December 31, 2023, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 4, "Investments in Unconsolidated Ventures" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data" for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.

**Distributions Declared and Paid**

From inception through December 31, 2023, we declared $530.9 million in distributions and generated cumulative FFO of $52.5 million. From April 5, 2013, the date of our first investment, through December 31, 2017, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.675 per share of our common stock. In order to better align the distribution with anticipated cash flows from operations, beginning in January 1, 2018 through January 31, 2019, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.3375 per share of our common stock. Effective February 1, 2019, our board of directors stopped recurring distributions in order to preserve capital and liquidity. In May 2022, we paid a special distribution in the amount of $0.50 per share of our common stock. During the year ended December 31, 2023, we did not declare any distributions to stockholders.

While we do not anticipate recurring dividends in the near future, in light of the cash flow generated by our investments as compared to our capital expenditure needs and debt service obligations, our management and board of directors will evaluate special distributions in connection with asset sales and other realizations of our investments on a case-by-case basis based on, among other factors, current and projected liquidity needs, opportunities for investment in our assets (such as capital expenditure and de-levering opportunities) and other strategic initiatives.

To the extent distributions are paid from sources other than FFO, the ownership interest of our public stockholders may be diluted. Future distributions declared and paid may exceed FFO and cash flow provided by operations. FFO, as defined, may not reflect actual cash available for distributions.

**Related Party Arrangements**

Former Advisor

In connection with the Internalization, on October 21, 2022 the advisory agreement was terminated and, along with the Operating Partnership and the Former Advisor, we entered into a Transition Services Agreement, or TSA, to facilitate an orderly transition of the management of our operations. As of December 31, 2023, the TSA was effectively terminated.

Prior to the Internalization, the Former Advisor was responsible for managing our affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on our behalf. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from us. Pursuant to the advisory agreement, the Former Advisor could defer or waive fees in its discretion.

*Summary of Fees and Reimbursements*

The following table presents the costs incurred and paid to the Former Advisor under the TSA (dollars in thousands):

| | Due to Related Party as of December 31, 2022 | Year Ended December 31, 2023 | | Due to Related Party as of December 31, 2023 |
| Financial Statement Location | | Incurred | Paid | |
| --- | --- | --- | --- | --- |
| General and administrative expenses/ Transaction costs | $    469 | $    562 | $    (910) | $    121 |

Incentive Fee

The Special Unit Holder, an affiliate of the Former Advisor, was entitled to receive distributions equal to 15.0% of our net cash flows, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.75% cumulative, non-compounded annual pre-tax return on such invested capital. From inception through the Sale of Minority Interests, the Special Unit Holder did not receive any incentive fees.

In connection with the Sale of Minority Interests, as of June 9, 2023, the Special Unit Holder became an indirect subsidiary of us, though the Special Unit Holder continues to have a contractual obligation to pay any such incentive fees to affiliates of the Former Sponsor, if ever earned.

Investments in Joint Ventures

Solstice, the manager of the Winterfell portfolio, is a joint venture between affiliates of ISL, which owns 80.0%, and us, which owns 20.0%. For the year ended December 31, 2023, we recognized property management fee expense of $6.9 million payable to Solstice related to the Winterfell portfolio.

In June 2023, we completed the Sale of Minority Interests, involving the sale of our minority interests in the Diversified US/UK Portfolio and Eclipse Portfolio, together with $1.1 million in cash, to our Former Sponsor, who is affiliated with the majority partner of each joint venture, for all of our equity securities held by the Former Sponsor and its affiliates. Refer to "— Transaction and Financing Activities" for further discussion of the Sale of Minority Interests.

# QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks affecting us are interest rate risk and inflation risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions (if any) are held for investment and not for trading purposes.

*Interest Rate Risk*

We have exposure to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we have generally sought long-term debt financing on a fixed-rate basis. However, certain of our borrowings are subject to variable-rate interest.

The following table presents a summary of our borrowings as of December 31, 2023 (dollars in thousands):

| Borrowing Type | Loan Count | Interest Rate[2] | Principal Outstanding | % of Outstanding Debt |
|---|---|---|---|---|
| Fixed-rate debt | 43 | 4.2 % | $ 775,029 | 85.8 % |
| Floating-rate debt | 2 | 6.0 % | 29,047 | 3.2 % |
| Rochester Sub-Portfolio Loan[1] | 7 | 7.7 % | 99,786 | 11.0 % |
| **Total/WA** | 52 | 4.6 % | $ 903,862 | 100.0 % |

_____

(1)   The Rochester Sub-Portfolio Loan is comprised of seven individual floating-rate mortgage notes payable, cross-collateralized and subject to cross-default, secured by the Rochester Sub-Portfolio, which was placed into a receivership.

(2)   Represents the weighted average interest rate effective as of December 31, 2023.

When borrowing at variable rates, we seek the lowest margins available and evaluate hedging opportunities. The interest rate on our floating-rate borrowings is a fixed spread over an index such as the Secured Overnight Financing Rate, or SOFR, and typically reprices every 30 days. For our floating-rate borrowings, we have entered into interest rate caps that involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. As of December 31, 2023, all of our floating-rate borrowings are hedged with contracts in place through the third quarter of 2024 that have effectively capped interest at a weighted average rate of 7.34% (excluding the Rochester Sub-Portfolio Loan, the weighted average interest rate is 5.99%). Based on market interest rates of December 31, 2023, a hypothetical 100 basis point increase in interest rates would not impact net annual interest expense due to the interest rate caps in place.

Increases in market interest rates typically result in a decrease in the fair value of fixed-rate borrowings, while decreases in market interest rates typically result in an increase in the fair value of fixed-rate borrowings. While changes in market interest rates affect the fair value of our fixed-rate borrowings, these changes do not affect the interest expense associated with our fixed-rate borrowings. Therefore, interest rate risk does not have a significant impact on our fixed-rate borrowings until their maturity or earlier prepayment and refinancing. If we seek to refinance our fixed-rate borrowings, whether at maturity or otherwise, and interest rates have risen, our future earnings and cash flows could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of refinancing may reduce our overall borrowing costs. Further, the fair value of the real estate collateral for our borrowings may be negatively impacted by rising interest rates.

*Inflation Risk*

Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Higher rates of inflation affecting the economy may substantially affect the operating margins of our investments. While our managers have an ability to partially offset cost inflation by increasing the rates charged to residents, this ability is often limited by competitive conditions, affordability and timing, which may lag behind cost volatility. Therefore, there can be no assurance that cost increases can be offset by increased rates charged to residents in real time or that increased rates will not result in occupancy declines.

# CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**

Our management established and maintains disclosure controls and procedures that are designed to ensure that material information relating to us and our subsidiaries required to be disclosed in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, or Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, management conducted an evaluation as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company's periodic reports. Our internal control framework, which includes controls over financial reporting and disclosure, continues to operate effectively.

**Internal Control over Financial Reporting**

*Changes in Internal Control over Financial Reporting.*

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on Effectiveness of Controls**

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

# CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## Index to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

NorthStar Healthcare Income, Inc.

**Opinion on the financial statements**

We have audited the accompanying consolidated balance sheets of NorthStar Healthcare Income, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, based on our audits and the report of other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Healthcare GA Holdings, General Partnership ("Diversified US/UK"), a joint venture, for the year ended December 31, 2021, which is accounted for under the equity method of accounting. The equity in its net loss was $3.7 million of consolidated equity in earnings (losses) of unconsolidated ventures for the year ended December 31, 2021. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Diversified US/UK is based solely on the report of the other auditors.

**Basis for opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical audit matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment of Operating Real Estate Assets*

As described in Note 3 to the financial statements, as of December 31, 2023, the net carrying value of the Company's consolidated operating real estate assets was $821.3 million, including impairment losses related to operating real estate assets of $44.7 million recognized during the year then ended. The Company reviews its real estate portfolio quarterly, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. We identified the Company's quantitative impairment assessment for operating real estate assets as a critical audit matter.

The principal consideration for our determination that the impairment of operating real estate assets is a critical audit matter is that the Company's quantitative impairment assessment is highly judgmental due to the significant estimation involved in assessing the expected discounted future cash flows of the operating real estate assets. This includes the determination of inputs

and assumptions such as discount rates, capitalization rates, property-level cash flows and market rent assumptions, among others.

Our audit procedures related to the impairment of operating real estate assets included the following, among others:

- We obtained an understanding and evaluated the design and implementation of controls performed by management relating to the impairment of operating real estate assets, which included controls over management's development and review of the significant inputs and assumptions used in the estimates described above.

- We obtained the Company's quantitative impairment analysis for a selection of operating properties, assessed the methodologies used by management and evaluated the significant assumptions described above. The key inputs used in the assessment were substantiated through property operating budgets and other relevant underlying data. We compared the significant assumptions used to estimate future cash flows to current industry forecasts, economic trends and past performance, and tested the arithmetic accuracy of management's calculations.

- We involved firm specialists in assessing the reasonableness of the valuation models for a selection of operating properties and performed sensitivity analyses on certain of the significant inputs and assumptions described above.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2010.

New York, New York

March 22, 2024

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Healthcare GA Holdings, General Partnership

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Healthcare GA Holdings, General Partnership (the "Partnership") as of December 31, 2021, the related consolidated statement of operations, comprehensive income (loss), changes in partners' equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

### Supplementary Information

The accompanying other financial information, including the Healthcare GA Holdings, General Partnership Consolidated Financial Statements – Historical Basis of NorthStar Healthcare Income, Inc., has been subjected to audit procedures performed in conjunction with the audit of the Partnership's consolidated financial statements. This information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of the Partnership's management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the information reconciles to the consolidated financial statements or the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, as applicable, and other additional procedures including to test the completeness and accuracy of the information in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

### Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Real Estate Impairment

*Description of the Matter*

At December 31, 2021, the Partnership's real estate assets classified as held for investment totaled $2.5 billion. As more fully disclosed in Notes 2 and 3 to the consolidated financial statements, the Partnership evaluates its real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Auditing the Partnership's assessment of the recoverability of its real estate assets is highly judgmental due to the significant estimation in assessing the current and estimated future cash flows, the anticipated hold period, and the exit capitalization rates for the Partnership's real estate assets.

*How We Addressed the Matter in our Audit*

To test management's assessment for those real estate assets where there were indicators of impairment, we performed audit procedures that included, corroborating probability weighted hold periods with market conditions, giving consideration to management's plans, comparing the significant data and assumptions used to estimate future cash flows to the Partnership's accounting records, current industry and economic trends, or other third-party data and testing the mathematical accuracy of management's calculations.

/s/ Ernst & Young LLP

We have served as the Partnership's auditor since 2017.

Los Angeles, California

March 17, 2022

# NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### (Dollars in Thousands, Except Per Share Data)

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 85,037 | $ 103,926 |
| Restricted cash | 7,906 | 11,734 |
| Operating real estate, net | 821,270 | 933,002 |
| Investments in unconsolidated ventures ($142 held at fair value as of December 31, 2023) | 122,949 | 176,502 |
| Assets held for sale | 11,611 | — |
| Receivables, net | 1,558 | 2,815 |
| Intangible assets, net | 1,916 | 2,253 |
| Other assets | 7,172 | 7,603 |
| **Total assets[1]** | $ 1,059,419 | $ 1,237,835 |
| | | |
| **Liabilities** | | |
| Mortgage notes payable, net | $ 898,154 | $ 912,248 |
| Due to related party | 121 | 469 |
| Escrow deposits payable | 507 | 993 |
| Accounts payable and accrued expenses | 27,502 | 21,034 |
| Other liabilities | 1,455 | 2,019 |
| **Total liabilities[1]** | 927,739 | 936,763 |
| Commitments and contingencies (Note 12) | | |
| **Equity** | | |
| **NorthStar Healthcare Income, Inc. Stockholders' Equity** | | |
| Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and December 31, 2022 | — | — |
| Common stock, $0.01 par value, 400,000,000 shares authorized, 185,712,103 and 195,421,656 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively | 1,857 | 1,954 |
| Additional paid-in capital | 1,716,757 | 1,729,589 |
| Retained earnings (accumulated deficit) | (1,585,725) | (1,428,840) |
| Accumulated other comprehensive income (loss) | — | (3,679) |
| Total NorthStar Healthcare Income, Inc. stockholders' equity | 132,889 | 299,024 |
| Non-controlling interests | (1,209) | 2,048 |
| **Total equity** | 131,680 | 301,072 |
| **Total liabilities and equity** | $ 1,059,419 | $ 1,237,835 |

_____

(1) Includes $121.1 million and $183.8 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, "Summary of Significant Accounting Policies."

Refer to accompanying notes to consolidated financial statements.

# NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (Dollars in Thousands, Except Per Share Data)

| | | Year Ended December 31, | |
| --- | ---: | ---: | ---: |
| | 2023 | 2022 | 2021 |
| **Property and other revenues** | | | |
| Resident fee income | $ 47,591 | $ 44,274 | $ 105,955 |
| Rental income | 153,544 | 139,841 | 137,322 |
| Other revenue | 3,843 | 1,021 | — |
| Total property and other revenues | 204,978 | 185,136 | 243,277 |
| **Interest income** | | | |
| Interest income on debt investments | — | — | 4,667 |
| **Expenses** | | | |
| Property operating expenses | 140,612 | 137,578 | 177,936 |
| Interest expense | 50,028 | 43,278 | 61,620 |
| Transaction costs | 683 | 1,569 | 54 |
| Asset management fees - related party | — | 8,058 | 11,105 |
| General and administrative expenses | 13,817 | 13,938 | 12,691 |
| Depreciation and amortization | 38,511 | 38,587 | 54,836 |
| Impairment loss | 49,423 | 45,299 | 5,386 |
| Total expenses | 293,074 | 288,307 | 323,628 |
| **Other income (loss)** | | | |
| Other income, net | 194 | 77 | 7,278 |
| Gain (loss) on investments and other | (64,001) | 1,029 | 79,477 |
| **Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax expense** | (151,903) | (102,065) | 11,071 |
| Equity in earnings (losses) of unconsolidated ventures | (8,272) | 47,625 | 15,843 |
| Income tax expense | (74) | (61) | (99) |
| **Net income (loss)** | (160,249) | (54,501) | 26,815 |
| Net (income) loss attributable to non-controlling interests | 3,364 | 401 | (1,748) |
| **Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders** | $ (156,885) | $ (54,100) | $ 25,067 |
| Net income (loss) per share of common stock, basic/diluted[1] | $ (0.83) | $ (0.28) | $ 0.13 |
| Weighted average number of shares of common stock outstanding, basic/diluted[1] | 189,941,744 | 194,343,635 | 191,629,613 |
| Distributions declared per share of common stock | $ — | $ 0.50 | $ — |

_____

(1) The Company had issued 203,742, 116,712 and 66,840 restricted stock units as of December 31, 2023, 2022 and 2021, respectively. The restricted stock units have been excluded from the diluted earnings per share calculation as their impact is anti-dilutive due to the net loss generated during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the impact of the restricted stock units on the diluted earnings per share calculation was de minimis.

Refer to accompanying notes to consolidated financial statements.

**NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(Dollars in Thousands)**

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2023** | | **2022** | | **2021** |
| Net income (loss) | $ | (160,249) | $ | (54,501) | $ | 26,815 |
| **Other comprehensive income (loss)** | | | | | | |
| Foreign currency translation adjustments related to investment in unconsolidated venture | | 3,679 | | (3,193) | | (953) |
| **Total other comprehensive income (loss)** | | 3,679 | | (3,193) | | (953) |
| **Comprehensive income (loss)** | | (156,570) | | (57,694) | | 25,862 |
| Comprehensive (income) loss attributable to non-controlling interests | | 3,364 | | 401 | | (1,748) |
| **Comprehensive income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders** | $ | (153,206) | $ | (57,293) | $ | 24,114 |

Refer to accompanying notes to consolidated financial statements.

# NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF EQUITY
### (Dollars and Shares in Thousands)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Company's Stockholders' Equity | Non-controlling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balance as of December 31, 2020** | 190,409 | $ 1,904 | $ 1,710,023 | $ (1,302,755) | $ 467 | $ 409,639 | $ 2,423 | $ 412,062 |
| Share-based payment of advisor asset management fees | 2,712 | 26 | 10,531 | — | — | 10,557 | — | 10,557 |
| Amortization of equity-based compensation | — | — | 165 | — | — | 165 | — | 165 |
| Non-controlling interests - contributions | — | — | — | — | — | — | 724 | 724 |
| Non-controlling interests - distributions | — | — | — | — | — | — | (2,552) | (2,552) |
| Other comprehensive income (loss) | — | — | — | — | (953) | (953) | — | (953) |
| Net income (loss) | — | — | — | 25,067 | — | 25,067 | 1,748 | 26,815 |
| **Balance as of December 31, 2021** | 193,121 | $ 1,930 | $ 1,720,719 | $ (1,277,688) | $ (486) | $ 444,475 | $ 2,343 | $ 446,818 |
| Share-based payment of advisor asset management fees | 2,301 | 24 | 8,842 | — | — | 8,866 | — | 8,866 |
| Amortization of equity-based compensation | — | — | 28 | — | — | 28 | — | 28 |
| Non-controlling interests - contributions | — | — | — | — | — | — | 330 | 330 |
| Non-controlling interests - distributions | — | — | — | — | — | — | (224) | (224) |
| Distributions declared | — | — | — | (97,052) | — | (97,052) | — | (97,052) |
| Other comprehensive income (loss) | — | — | — | — | (3,193) | (3,193) | — | (3,193) |
| Net income (loss) | — | — | — | (54,100) | — | (54,100) | (401) | (54,501) |
| **Balance as of December 31, 2022** | 195,422 | $ 1,954 | $ 1,729,589 | $ (1,428,840) | $ (3,679) | $ 299,024 | $ 2,048 | $ 301,072 |
| Amortization of equity-based compensation | — | — | 470 | — | — | 470 | — | 470 |
| Non-controlling interests - contributions | — | — | — | — | — | — | 322 | 322 |
| Non-controlling interests - distributions | — | — | — | — | — | — | (215) | (215) |
| Retirement of common stock (Note 8) | (9,710) | (97) | (13,302) | — | — | (13,399) | — | (13,399) |
| Other comprehensive income (loss) | — | — | — | — | 404 | 404 | — | 404 |
| Reclassification of accumulated other comprehensive loss [1] | — | — | — | — | 3,275 | 3,275 | — | 3,275 |
| Net income (loss) | — | — | — | (156,885) | — | (156,885) | (3,364) | (160,249) |
| **Balance as of December 31, 2023** | 185,712 | $ 1,857 | $ 1,716,757 | $ (1,585,725) | $ — | $ 132,889 | $ (1,209) | $ 131,680 |

---

(1) The Company reclassified the accumulated other comprehensive loss related to foreign currency adjustments for an unconsolidated venture ownership interest that was sold during the three months ended June 30, 2023. The accumulated balance was reclassified to gain (loss) on investments and other on the consolidated statements of operations.

Refer to accompanying notes to consolidated financial statements.

# NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (Dollars in Thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (160,249) | $ (54,501) | $ 26,815 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Equity in (earnings) losses of unconsolidated ventures | 8,272 | (47,625) | (15,843) |
| Depreciation and amortization | 38,511 | 38,587 | 54,836 |
| Impairment loss | 49,423 | 45,299 | 5,386 |
| Amortization of below market debt | 3,326 | 3,247 | 3,169 |
| Straight-line rental (income) loss, net | — | — | 7,803 |
| Amortization of discount/accretion of premium on investments | — | — | (697) |
| Amortization of deferred financing costs | 1,120 | 637 | 1,662 |
| Amortization of equity-based compensation | 226 | 207 | 165 |
| Paid-in-kind interest on real estate debt investment | — | — | (194) |
| (Gain) loss on investments and other | 64,001 | (1,029) | (79,477) |
| Change in allowance for uncollectible accounts | 433 | 519 | 176 |
| Issuance of common stock as payment for asset management fees | — | 8,058 | 10,557 |
| Distributions from unconsolidated ventures | 10,640 | 22,291 | — |
| Changes in assets and liabilities: | | | |
| Receivables | 626 | 332 | 1,756 |
| Other assets | (3,140) | 3,644 | (1,287) |
| Due to related party | (348) | (5,928) | (985) |
| Escrow deposits payable | (296) | (90) | (2,680) |
| Accounts payable and accrued expenses | 6,629 | (5,222) | (17,346) |
| Other liabilities | (112) | (602) | (254) |
| Net cash provided by (used in) operating activities | 19,062 | 7,824 | (6,438) |
| **Cash flows from investing activities:** | | | |
| Capital expenditures for operating real estate | (38,422) | (29,304) | (27,773) |
| Sales of real estate | 136 | — | 596,414 |
| Properties placed into a receivership | (994) | — | — |
| Repayment of real estate debt investment | — | — | 74,376 |
| Investments in unconsolidated ventures | — | — | (400) |
| Distributions from unconsolidated ventures | 16,873 | 44,842 | 18,110 |
| Real estate debt investment modification fee | — | — | 686 |
| Sales of other assets | 523 | — | 413 |
| Net cash provided by (used in) investing activities | (21,884) | 15,538 | 661,826 |
| **Cash flows from financing activities:** | | | |
| Borrowings from mortgage notes | — | — | 26,000 |
| Repayments of mortgage notes | (18,492) | (21,212) | (517,618) |
| Repayment of borrowings from line of credit - related party | — | — | (35,000) |
| Payment of deferred financing costs | (48) | (36) | (708) |
| Debt extinguishment costs | — | — | (8,288) |
| Payments under finance leases | (147) | (480) | (578) |
| Acquisition and retirement of common stock | (1,315) | — | — |
| Distributions paid on common stock | — | (97,018) | — |
| Contributions from non-controlling interests | 322 | 330 | 724 |
| Distributions to non-controlling interests | (215) | (224) | (2,552) |
| Net cash provided by (used in) financing activities | (19,895) | (118,640) | (538,020) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | (22,717) | (95,278) | 117,368 |
| Cash, cash equivalents and restricted cash-beginning of period | 115,660 | 210,938 | 93,570 |
| Cash, cash equivalents and restricted cash-end of period | $ 92,943 | $ 115,660 | $ 210,938 |

Refer to accompanying notes to consolidated financial statements.

## NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
## (Dollars in Thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid for interest | $ 38,269 | $ 38,836 | $ 65,828 |
| Cash paid for income taxes | 86 | 53 | 100 |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | |
| Accrued capital expenditures | $ 824 | $ 1,227 | $ 3,624 |
| Exchange of ownership interests in unconsolidated ventures for common stock | 13,399 | — | — |
| Assets acquired under finance leases | — | — | 144 |
| Assets acquired under capital lease obligations | 25 | — | 100 |
| Reclassification of assets held for sale | 11,966 | — | — |
| Derecognition of operating real estate placed into a receivership | 58,953 | — | — |

Refer to accompanying notes to consolidated financial statements.

## 1. Business and Organization

NorthStar Healthcare Income, Inc., together with its consolidated subsidiaries (the "Company"), owns a diversified portfolio of seniors housing properties, including independent living facilities ("ILF"), assisted living ("ALF") and memory care facilities ("MCF") located throughout the United States. In addition, the Company has an investment through a non-controlling interest in a joint venture that invests in integrated senior health campuses, which provide services associated with ILFs, ALFs, MCFs and skilled nursing facilities ("SNF"), across the Midwest region of the United States.

The Company was formed in October 2010 as a Maryland corporation and commenced operations in February 2013. The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), commencing with the taxable year ended December 31, 2013. The Company has conducted its operations, and intends to do so in the future, so as to continue to qualify as a REIT for U.S. federal income tax purposes.

Substantially all of the Company's business is conducted through NorthStar Healthcare Income Operating Partnership, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. The limited partners of the Operating Partnership are NorthStar Healthcare Income Advisor, LLC and NorthStar Healthcare Income OP Holdings, LLC (the "Special Unit Holder"), which became indirect subsidiaries of the Company on June 9, 2023. NorthStar Healthcare Income Advisor, LLC invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the "Special Units"), which were collectively recorded as non-controlling interests on the accompanying consolidated balance sheets prior to June 9, 2023. As the Company issued shares, it contributed substantially all of the proceeds from its continuous, public offerings to the Operating Partnership as a capital contribution. As of December 31, 2023, the Company's limited partnership interest in the Operating Partnership, directly or indirectly, was 100%.

The Company's charter authorizes the issuance of up to 400.0 million shares of common stock with a par value of $0.01 per share and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

The Company raised $2.0 billion in total gross proceeds from the sale of shares of common stock in its continuous, public offerings (the "Offering"), including $232.6 million pursuant to its distribution reinvestment plan (the "DRP").

*The Internalization*

From inception through October 21, 2022, the Company was externally managed by CNI NSHC Advisors, LLC or its predecessor (the "Former Advisor"), an affiliate of NRF Holdco, LLC (the "Former Sponsor"). The Former Advisor was responsible for managing the Company's operations, subject to the supervision of the Company's board of directors, pursuant to an advisory agreement. On October 21, 2022, the Company completed the internalization of the Company's management function (the "Internalization"). In connection with the Internalization, the Company agreed with the Former Advisor to terminate the advisory agreement and arranged for the Former Advisor to continue to provide certain services for a transition period.

## 2. Summary of Significant Accounting Policies

*Basis of Accounting*

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary or if the Company has the power to control an entity through majority voting interest or other arrangements. All significant intercompany balances are eliminated in consolidation.

*Variable Interest Entities*

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has both the: (i) power to direct the activities that most significantly impact the VIE's economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures to determine whether each investment or financing is a VIE. The Company analyzes new investments, as well as reconsideration events for existing investments, which vary depending on the type of investment.

As of December 31, 2023, the Company has identified certain consolidated and unconsolidated VIEs. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

*Consolidated VIEs*

The most significant VIEs of the Company are certain entities that are consolidated by the Operating Partnership. These entities are VIEs because of non-controlling interests owned by third parties, which do not have substantive kick-out or participating rights. Included in operating real estate, net, assets held for sale and mortgage notes payable, net on the Company's consolidated balance sheet as of December 31, 2023 is $101.3 million, $11.6 million and $171.8 million, respectively, related to such consolidated VIEs.

*Unconsolidated VIEs*

As of December 31, 2023, the Company identified unconsolidated VIEs related to its investments in unconsolidated ventures with a carrying value of $122.9 million. The Company's maximum exposure to loss as of December 31, 2023 would not exceed the carrying value of its investment in the VIEs. The Company determined that it is not the primary beneficiary of these VIEs and, accordingly, they are not consolidated in the Company's financial statements as of December 31, 2023. The Company did not provide financial support to its unconsolidated VIEs during the year ended December 31, 2023. As of December 31, 2023, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to its unconsolidated VIEs.

*Voting Interest Entities*

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or through a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

*Investments in Unconsolidated Ventures*

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method or the Company may elect the fair value option.

The Company will account for an investment under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity's net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model, in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may elect the fair value option of accounting for an investment that would otherwise be accounted for under the equity method. The fair value option election allows an entity to make an irrevocable election of fair value for certain financial assets and liabilities on an instrument-by-instrument basis at the initial or subsequent measurement. The decision to elect the fair value option must be applied to an entire instrument and is irrevocable once elected. Under the fair value option, the Company records its share of the changes to fair value of the investment and any unrealized gains and losses.

On June 30, 2023, the Company elected the fair value option method to account for its investment in the Espresso joint venture, which is included in investments in unconsolidated ventures on the consolidated balance sheets. The fair value election was made based on the Company's assessment that the expected return of investment was lower than the Company's carrying value of its investment in the Espresso joint venture, which resulted in an impairment of $4.7 million and reduced the carrying value of its investment to recoverable fair value of $3.1 million as of June 30, 2023. The Company's assessment for the recoverability of its investment took into consideration the joint venture's remaining assets and estimated future cash distributions, less transaction and wind down costs. The Company will record any changes to its investment's fair value in gain (loss) on investments and other in the consolidated statements of operations. From the date of the election of fair value through December 31, 2023, the Company did not record any changes to the fair value of its investment in the Espresso joint venture. Refer to Note 4 "Investment in Unconsolidated Ventures" and Note 10 "Fair Value" for further discussion.

*Non-controlling Interests*

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to controlling and non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions. Any estimates of the effects of the COVID-19 pandemic, inflation, rising interest rates, risk of recession and other economic conditions as reflected and/or discussed in these financial statements are based upon the Company's best estimates using information known to the Company as of the date of this Annual Report on Form 10-K. Such estimates may change and the impact of which could be material.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions and money market funds invested in short-term U.S. government securities. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted cash consists of amounts related to operating real estate (escrows for taxes, insurance, capital expenditures, security deposits received from residents and payments required under certain lease agreements) and other escrows required by lenders of the Company's borrowings.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash as reported on the consolidated balance sheets to the total of such amounts as reported on the consolidated statements of cash flows (dollars in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Cash and cash equivalents | $ 85,037 | $ 103,926 | $ 200,473 |
| Restricted cash | 7,906 | 11,734 | 10,465 |
| Total cash, cash equivalents and restricted cash | $ 92,943 | $ 115,660 | $ 210,938 |

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Ordinary repairs and maintenance are expensed as incurred. Operating real estate is depreciated using the straight-line method over the estimated useful life of the assets, summarized as follows:

| Category: | Term: |
|---|---|
| Building | 39 to 49 years |
| Building improvements | Lesser of the useful life or remaining life of the building |
| Land improvements | 9 to 15 years |
| Tenant improvements | Lesser of the useful life or remaining term of the lease |
| Furniture, fixtures and equipment | 5 to 14 years |

Construction costs incurred in connection with the Company's investments are capitalized and included in operating real estate, net on the consolidated balance sheets. Construction in progress is not depreciated until the asset is available for its intended use.

*Lessee Accounting*

A leasing arrangement, a right to control the use of an identified asset for a period of time in exchange for consideration, is classified by the lessee either as a finance lease, which represents a financed purchase of the leased asset, or as an operating lease. For leases with terms greater than 12 months, a lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend would be exercised or the option to terminate would not be exercised. As the implicit rate in most leases are not readily determinable, the Company's incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company's recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates.

Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases.

*Right of Use ("ROU") - Finance Assets*

The Company has entered into finance leases for equipment which are included in operating real estate, net on the Company's consolidated balance sheets. As of December 31, 2023, furniture, fixtures and equipment under finance leases totaled $0.2 million. The leased equipment is amortized on a straight-line basis. Payments for finance leases totaled $0.1 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

The following table presents the future minimum lease payments under finance leases and the present value of the minimum lease payments, which are included in other liabilities on the Company's consolidated balance sheets (dollars in thousands):

| Years Ending December 31: | | |
|---|---|---:|
| 2024 | $ | 38 |
| 2025 | | 38 |
| 2026 | | 33 |
| 2027 | | 18 |
| 2028 | | 10 |
| Thereafter | | — |
| Total minimum lease payments | $ | 137 |
| Less: Amount representing interest | | (23) |
| Present value of minimum lease payments | $ | 114 |

The weighted average interest rate related to the finance lease obligations is 6.5% with a weighted average lease term of 3.8 years.

As of December 31, 2023, there were no leases that had yet to commence which would create significant rights and obligations to the Company as lessee.

Assets Held For Sale

The Company classifies certain long-lived assets as held for sale once the criteria, as defined by U.S. GAAP, have been met and are expected to sell within one year. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell, with any write-down recorded to impairment loss on the consolidated statements of operations. Depreciation and amortization is not recorded for assets classified as held for sale.

In November 2023, the Company entered into an agreement to sell a property within the Rochester portfolio for $12.0 million, and as of December 31, 2023, has classified the property as held for sale on its consolidated balance sheets. At the time of the reclassification to held for sale, the Company recorded an impairment loss of $0.4 million. The sale was completed in February 2024. As of December 31, 2022, the Company did not have any assets classified as held for sale.

Intangible Assets and Deferred Costs

*Deferred Costs*

Deferred costs consist of deferred financing costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are recorded against the carrying value of such financing and are amortized to interest expense over the term of the financing using the effective interest method. Unamortized deferred financing costs are expensed to gain (loss) on investments and other, when the associated borrowing is repaid before maturity. Costs incurred in seeking financing transactions which do not close are expensed in the period in which it is determined that the financing will not occur.

*Identified Intangibles*

The Company records acquired identified intangibles, such as the value of in-place leases and other intangibles, based on estimated fair value at the acquisition date. The value allocated to the identified intangibles is amortized over the remaining lease term. In-place leases are amortized into depreciation and amortization expense.

Impairment analysis for identified intangible assets is performed in connection with the impairment assessment of the related operating real estate. An impairment establishes a new basis for the identified intangible asset and any impairment loss recognized is not subject to subsequent reversal. Refer to "—Impairment on Operating Real Estate and Investments in Unconsolidated Ventures" for additional information.

Identified intangible assets are recorded in intangible assets, net on the consolidated balance sheets. Intangible assets relate to the Company's in-place lease values for the Company's four net lease properties. The following table presents intangible assets, net (dollars in thousands):

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| In-place lease value | $ 120,149 | $ 120,149 |
| Less: Accumulated amortization | (118,233) | (117,896) |
| Intangible assets, net | $ 1,916 | $ 2,253 |

The Company recorded $0.3 million of amortization expense for in-place leases for the years ended December 31, 2023 and 2022 and $1.4 million of amortization expense for in-place leases for the year ended December 2021.

The following table presents future amortization of in-place lease value (dollars in thousands):

| Years Ending December 31: | |
|---|---|
| 2024 | $ 337 |
| 2025 | 337 |
| 2026 | 337 |
| 2027 | 337 |
| 2028 | 337 |
| Thereafter | 231 |
| Total | $ 1,916 |

Derivative Instruments

The Company uses derivative instruments to manage its interest rate risk. The Company's derivative instruments are recorded at fair value. The accounting for changes in fair value of derivatives depends upon whether or not the Company has elected to designate the derivative in a hedging relationship and the derivative qualifies for hedge accounting. Under hedge accounting, changes in fair value for derivatives are recorded through other comprehensive income. When hedge accounting is not elected, changes in fair value for derivatives are recorded through the income statement.

The Company has interest rate caps that have not been designated for hedge accounting. The fair value of the Company's interest rate caps totaled $0.4 million and $0.7 million as of December 31, 2023 and 2022, respectively, and are included in other assets on the consolidated balance sheets. Changes in fair value of derivatives have been recorded in gain (loss) on investments and other in the consolidated statements of operations. The Company recognized losses totaling $0.9 million for the year ended December 31, 2023, and gains totaling $0.5 million for the year ended December 31, 2022. For the year ended December 31, 2021, changes in fair value of derivatives were de minimis.

Revenue Recognition

*Operating Real Estate*

Rental income from operating real estate is derived from leasing of space to operators and residents, including rent received from the Company's net lease properties and rent, ancillary service fees and other related revenue earned from ILF residents. Rental income recognition commences when the operator takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for rentals and expense reimbursements to be paid in monthly installments. Rental income from leases, which includes community and move-in fees, is recognized over the term of the respective leases. ILF resident agreements are generally short-term in nature and may allow for termination with 30 days' notice.

The Company also generates revenue from operating healthcare properties. Revenue related to operating healthcare properties includes resident room and care charges, ancillary fees and other resident service charges. Rent is charged and revenue is recognized when such services are provided, generally defined per the resident agreement as of the date upon which a resident occupies a room or uses the services. Resident agreements are generally short-term in nature and may allow for termination with 30 days' notice. Revenue derived from our ALFs and MCFs is recorded in resident fee income in the consolidated statements of operations.

Revenue from operators and residents is recognized at lease commencement only to the extent collection is expected to be probable. This assessment is based on several qualitative and quantitative factors, including and as appropriate, the payment history, ability to satisfy its lease obligations, the value of the underlying collateral or deposit, if any, and current economic conditions. If collection is assessed to not be probable, thereafter lease income recognized is limited to amounts collected, with the reversal of any revenue recognized to date in excess of amounts received. If collection is subsequently reassessed to be probable, revenue is adjusted to reflect the amount that would have been recognized had collection always been assessed as probable.

The operator of the Company's four net lease properties failed to remit contractual monthly rent obligations and the Company deemed it not probable that these obligations will be satisfied in the foreseeable future. On March 27, 2023, the Company entered into a lease forbearance and modification agreement (the "Forbearance Agreement") with the existing operator, pursuant to which, among other things, the Company will be entitled to receive all cash flow in excess of permitted expenses, and be required to fund any operating deficits, through 2025, subject to the terms and conditions thereof. For the years ended December 31, 2023, 2022 and 2021 remittances from the operator totaled $1.7 million, $1.6 million, and $3.4 million, respectively, which the Company recorded as rental income.

For the years ended December 31, 2023, 2022 and 2021, total property and other revenue includes variable lease revenue of $14.1 million, $11.2 million and $13.1 million, respectively. Variable lease revenue includes ancillary services provided to residents, as well as non-recurring services and fees at the Company's operating facilities.

Impairment on Operating Real Estate and Investments in Unconsolidated Ventures

*Operating Real Estate and Assets Held for Sale*

The Company's real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if the Company's estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate and healthcare sector conditions, together with asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment loss in the consolidated statements of operations.

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment may be reversed, but only up to the amount of cumulative loss previously recognized.

The Company considered the potential impact of the lasting effects of inflation, rising interest rates, risk of recession and other economic conditions on the future net operating income of its healthcare real estate held for investment as an indicator of impairment. Fair values were estimated based upon the income capitalization approach, using net operating income for each property and applying indicative capitalization rates.

During the year ended December 31, 2023, the Company recorded impairment losses on its operating real estate totaling $44.7 million, which includes impairment losses of $38.6 million for five facilities within the Rochester portfolio as a result of revised holding period assumptions, $5.6 million for a facility within its Arbors portfolio as a result of lower estimated future cash flows and estimated market value, $0.4 million to reflect net realizable value for a facility within the Rochester portfolio designated as held for sale and $0.1 million for a land parcel within the Rochester portfolio as a result of lower estimated market value.

During the year ended December 31, 2022, the Company recorded impairment losses on its operating real estate totaling $31.9 million. The Company recorded impairment losses of $18.5 million, $8.5 million, and $3.9 million for facilities in its Arbors, Winterfell and Rochester portfolios, respectively, as a result of declining operating margins and lower projected future cash flows. In addition, the Company recorded impairment losses totaling $0.8 million and $0.2 million for property damage sustained by facilities in its Winterfell portfolio and a facility in its Avamere portfolio, respectively.

*Investments in Unconsolidated Ventures*

The Company reviews its investments in unconsolidated ventures on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, the Company considers global macroeconomic factors, including real estate sector conditions, together with investment specific and other factors. To the extent an impairment has occurred on the Company's investment in unconsolidated ventures, and is considered to be other than temporary, the loss is measured as the excess of the carrying value of the investment over the estimated fair value and recorded in impairment loss in the consolidated statements of operations.

In June 2023, the Company impaired its investment in the Espresso joint venture by $4.7 million, which reduced the carrying value of its investment to $3.1 million as of June 30, 2023. The Company's assessment for the fair value of its investment took into consideration the joint venture's remaining assets and estimated future cash distributions, less transaction and wind down costs. Upon impairing its investment, the Company elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023. During the year ended December 31, 2022, the Company impaired its investment in the Diversified US/UK joint venture by $13.4 million, which reduced the carrying value of its investment to $28.4 million. Refer to Note 10, "Fair Value" for further discussion.

Further, the joint ventures underlying the Company's unconsolidated ventures assess and record impairment and reserves on their respective real estate portfolios, goodwill, and other assets, and the Company recognizes its proportionate share through equity in earnings (losses). In May 2023, prior to the Sale of Minority Interests (as defined in Note 4, "Investments in Unconsolidated Ventures"), the Diversified US/UK joint venture recorded impairment losses on its remaining properties, 48 care homes located in the United Kingdom (the "UK Portfolio"), due to, among other things, the extended period contemplated for the UK Portfolio to reach stabilization. The Company's proportionate share of the impairment losses recorded by the Diversified US/UK portfolio totaled $11.4 million. Additionally, the Trilogy joint venture recorded impairment losses on its trade name intangible assets during the year ended December 31, 2023, of which the Company's proportionate share totaled $2.4 million. During the year ended December 31, 2022, the Company's proportionate share of impairment and reserves recognized by the underlying joint ventures of its unconsolidated ventures was $25.1 million.

Credit Losses on Receivables

The current expected credit loss model, in estimating expected credit losses over the life of a financial instrument at the time of origination or acquisition, considers historical loss experiences, current conditions and the effects of reasonable and supportable expectations of changes in future macroeconomic conditions. The Company assesses the estimate of expected credit losses on a quarterly basis or more frequently as necessary. The Company considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company measures expected credit losses of receivables on a collective basis when similar risk characteristics exist. If the Company determines that a particular receivable does not share risk characteristics with its other receivables, the Company evaluates the receivable for expected credit losses on an individual basis.

When developing an estimate of expected credit losses on receivables, the Company considers available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The Company considers relevant qualitative and quantitative factors that relate to the environment in which the Company operates and are specific to the borrower.

Further, the fair value of the collateral, less estimated costs to sell, may be used when determining the allowance for credit losses for a receivable for which the repayment is expected to be provided substantially through the sale of the collateral when the borrower is experiencing financial difficulty.

As of December 31, 2023, the Company has not recorded an allowance for credit losses on its receivables.

Acquisition Fees and Expenses

The Company recorded an expense for certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidated the asset and capitalized these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards' vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, gross income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute dividends equal to at least 90.0% of its REIT taxable income (with certain adjustments) to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods.

For the taxable year ended December 31, 2023, the Company anticipates that its REIT taxable income, if any, will be offset by its net operating loss carry-forward and as such, the Company will not be subject to the distribution requirements. The Company's most recently filed tax return is for the year ended December 31, 2022 and includes a net operating loss carry-forward of $248.5 million.

If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company's accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable. The Company has assessed its tax positions for all open tax years, which include 2019 to 2023, and concluded there were no material uncertainties to be recognized. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income.

The Company made a joint election to treat certain subsidiaries as taxable REIT subsidiaries ("TRS") which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform services for managers/operators/residents of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate related business.

Certain subsidiaries of the Company are subject to taxation by federal and state authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are provided on the portion of earnings (losses) recognized by the Company with respect to its interest in the TRS.

A reconciliation of income taxes, which is computed by applying the federal corporate tax rate for the years ended December 31, 2023, 2022 and 2021, to the taxable income is as follows (in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Tax (benefit) at statutory rate for taxable entities (21%) | $ (1,098) | $ (2,112) | $ 4,956 |
| State income tax (benefit), net of federal benefits | (48) | (91) | 304 |
| Change in valuation allowance | 1,216 | 2,145 | (5,102) |
| Other differences | 4 | 119 | (59) |
| **Income tax expense (benefit)** | $ 74 | $ 61 | $ 99 |

Deferred income tax assets and liabilities are calculated based on temporary differences between the Company's U.S. GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in provision for income tax expense in the consolidated statements of operations. The Company has a deferred tax asset and continues to have a full valuation allowance recognized, as there are no changes in the facts and circumstances to indicate that the Company should release the valuation allowance.

The components of the Company's deferred tax assets as of December 31, 2023 and 2022 is as follows (in thousands):

|  | As of December 31, | |
|  | **2023** | **2022** |
| --- | ---: | ---: |
| Fixed assets and other | $ 656 | $ 586 |
| Net operating losses | 15,827 | 14,681 |
| Total deferred tax assets | $ 16,483 | $ 15,267 |
| Valuation allowance | (16,483) | (15,267) |
| **Net deferred income tax assets** | $ — | $ — |

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The only component of OCI for the Company was foreign currency translation adjustments related to its investment in an unconsolidated venture.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are translated into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency translation adjustment is recorded as a component of accumulated OCI in the consolidated statements of equity.

Assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are remeasured into U.S. dollars using the average currency exchange rate in effect during the period.

For the period December 31, 2022 through June 9, 2023, the Company had exposure to foreign currency through an investment in an unconsolidated venture, the effects of which were recorded as a component of accumulated OCI in the consolidated statements of equity and in equity in earnings (losses) in the consolidated statements of operations. As a result of the Sale of Minority Interests (as defined in Note 4, "Investments in Unconsolidated Ventures") in June 2023, the Company is no longer exposed to foreign currency. The Company reclassified the accumulated foreign currency losses, totaling $3.3 million, related to the Diversified US/UK joint venture, previously recorded through other comprehensive income on the consolidated statements of equity, to gain (loss) on investments and other on the consolidated statements of operations.

Recent Accounting Pronouncements

*Accounting Standards Adopted in 2023*

In March 2020, the FASB issued an amendment to the reference rate reform standard, which provides the option for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on contract modifications and hedge accounting. An example of such reform is the market transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. Entities that make this optional expedient election would not have to remeasure the contracts at the modification date or reassess the accounting treatment if certain criteria are met and would continue applying hedge accounting for relationships affected by reference rate reform. In December 2022, the FASB extended the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. The Company did not make the optional election of the aforementioned accounting standards.

*Future Application of Accounting Standards*

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures of significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application to all periods presented upon adoption. Early adoption is permitted. The Company does not anticipate the application of the accounting standards will have a material impact on the Company's financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not anticipate the application of the accounting standards will have a material impact on the Company's financial statements.

## 3. Operating Real Estate

The following table presents operating real estate, net (dollars in thousands):

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Land | $ 115,758 | $ 121,518 |
| Land improvements | 12,705 | 18,945 |
| Buildings and improvements | 861,452 | 957,924 |
| Tenant improvements | 372 | 372 |
| Construction in progress | 5,493 | 6,736 |
| Furniture, fixtures and equipment | 93,373 | 91,058 |
| Subtotal | $ 1,089,153 | $ 1,196,553 |
| Less: Accumulated depreciation | (267,883) | (263,551) |
| **Operating real estate, net** | $ 821,270 | $ 933,002 |

For the years ended December 31, 2023, 2022 and 2021, depreciation expense was $38.2 million, $38.3 million and $53.5 million, respectively.

Within the table above, operating real estate has been reduced by accumulated impairment losses of $162.9 million and $181.5 million as of December 31, 2023 and December 31, 2022, respectively. Impairment losses on the Company's operating real estate and properties held for sale totaled $44.7 million, $31.9 million and $5.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are recorded in impairment losses on the consolidated statements of operations. Refer to Note 2, "Summary of Significant Accounting Policies" for further discussion.

The following table presents the operators and managers of the Company's operating real estate (dollars in thousands):

| | As of December 31, 2023 | | Year Ended December 31, 2023 | |
| --- | --- | --- | --- | --- |
| Operator / Manager | Properties Under Management | Units Under Management[1] | Property and Other Revenues[2] | % of Total Property and Other Revenues |
| Solstice Senior Living[3] | 32 | 3,969 | $ 127,765 | 62.3 % |
| Watermark Retirement Communities[4] | 6 | 723 | 45,001 | 22.0 % |
| Avamere Health Services | 5 | 453 | 21,780 | 10.6 % |
| Integral Senior Living | 1 | 40 | 4,880 | 2.4 % |
| Arcadia Management | 4 | 564 | 1,709 | 0.8 % |
| Other[5] | — | — | 3,843 | 1.9 % |
| **Total** | 48 | 5,749 | $ 204,978 | 100.0 % |

_____

(1) Represents rooms for ALFs, ILFs and MCFs.
(2) Includes rental income received from the Company's net lease properties, rental income, ancillary service fees and other related revenue earned from ILF residents and resident fee income derived from the Company's ALFs and MCFs, which includes resident room and care charges, ancillary fees and other resident service charges.
(3) Solstice is a joint venture of which affiliates of ISL own 80%.
(4) Property count and units exclude one property within the Rochester portfolio designated as held for sale and the properties within the Rochester Sub-Portfolio, which were placed into a receivership in October 2023.
(5) Consists primarily of interest income earned on corporate-level cash and cash equivalents.

*Rochester Sub-Portfolio*

As a result of the mortgage loan payment defaults in July 2023, on October 30, 2023, the Rochester Sub-Portfolio (as defined in Note 5, "Borrowings") was placed into a receivership. The receiver now has effective control of the properties and the Company is working with the lender and the receiver to facilitate an orderly transition of the operations, and eventually ownership, of the properties.

As a result of the loss of control, the Company discontinued recognizing revenues and expenses related to the Rochester Sub-Portfolio as of October 30, 2023 and derecognized the properties and related assets from the Company's financial statements, which resulted in a $59.0 million loss recognized in accordance with ASC 610-20, "Gains and Losses from the Derecognition of Nonfinancial Assets."

*Net Lease Rental Income*

Net lease properties owned as of December 31, 2023 have current lease expirations of 2029, with certain operator renewal rights. These net lease arrangements require the operator to pay rent and substantially all the expenses of the leased property including maintenance, taxes, utilities and insurance. The Company's net lease agreements provide for periodic rental increases based on the greater of certain percentages or increase in the consumer price index.

Beginning in February 2021, the operator of the Company's net lease properties failed to remit contractual monthly rent obligations and the Company deemed it not probable that these obligations will be satisfied in the future. As a result, during the year ended December 31, 2023, the Company recorded rental income to the extent rental payments were received. The following table presents the future contractual rent obligations for the operator of the Company's net lease properties over the next five years and thereafter as of December 31, 2023 (dollars in thousands):

| Years Ending December 31: | |
| --- | --- |
| 2024 | $ 11,192 |
| 2025 | 11,472 |
| 2026 | 11,759 |
| 2027 | 12,053 |
| 2028 | 12,354 |
| Thereafter | 9,438 |
| Total | $ 68,268 |

**4. Investments in Unconsolidated Ventures**

The Company's investments in unconsolidated ventures are accounted for under the equity method or fair value option. The following table presents the Company's investments in unconsolidated ventures (dollars in thousands):

| Portfolio | Acquisition Date | Ownership | Carrying Value | |
| --- | --- | --- | --- | --- |
| | | | December 31, 2023 | December 31, 2022 |
| Trilogy | Dec-2015 | 23.4 % | $ 122,339 | $ 128,884 |
| Solstice | Jul-2017 | 20.0 % | 468 | 323 |
| Espresso | Jul-2015 | 36.7 % | 142 | 18,019 |
| Investments sold | | | — | 29,276 |
| **Investments in Unconsolidated Ventures** | | | $ 122,949 | $ 176,502 |

*Trilogy Option Agreement*

On November 3, 2023, the Company entered into an agreement to sell all of its ownership interests in Trilogy REIT Holdings, LLC (the "Trilogy Joint Venture"), which indirectly owns 125 integrated senior health campuses, to American Healthcare REIT, Inc. or its affiliates ("AHR"), the majority partner of the Trilogy Joint Venture. Under the agreement, AHR has the right to purchase the Company's ownership interests in the Trilogy Joint Venture at any time prior to September 30, 2025, assuming AHR exercises all of its extension options and subject to satisfaction of certain closing conditions, for a purchase price ranging from $240.5 million to up to $260 million depending upon the purchase price consideration, timing of the closing and certain additional fees that AHR may pay to the Company in the interim. A minimum of 10% of the purchase price consideration must be paid in cash, with the balance payable in either cash or new Series A Cumulative Convertible Preferred Stock to be issued by AHR in connection with the closing. The portion of the purchase price consideration paid in cash may be subject to a 7.5% or 5% discount, respectively, if the transaction closes prior to March 31, 2024 or December 31, 2024, respectively. In addition, the Company may be entitled to a supplemental cash payment of $25,600 per day for the period between July 1, 2023 until the closing date, for up to approximately $21 million, if the Trilogy Joint Venture does not distribute an equivalent amount to the Company during the interim period. AHR may terminate the agreement at any time, subject to payment of a termination fee equal to: (i) if terminated prior to the initial outside date, September 30, 2024, $7.8 million, (ii) if extended and terminated prior March 31, 2025, $11.7 million and (iii) if further extended and terminated prior to September 30, 2025, $15.6 million. There can be no assurance that AHR will consummate the purchase of the Company's interests on these terms or at all.

*Solstice*

Solstice Senior Living, LLC ("Solstice"), the manager of the Winterfell portfolio, is a joint venture between affiliates of Integral Senior Living, LLC ("ISL"), a management company of ILF, ALF and MCF founded in 2000, which owns 80.0%, and the Company, which owns 20.0%.

*Espresso*

During the year ended December 31, 2023, the Espresso joint venture completed the sale of its remaining sub-portfolios and distributed the net proceeds generated, of which the Company's proportionate share totaled $17.3 million. In June 2023, the Company recorded an impairment of $4.7 million to reflect the fair value of its investment in the Espresso joint venture, based on the estimated cash distributions to be received from the joint venture. The Company's elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023.

*Investments Sold*

In June 2023, the Company sold its 14% interest in Healthcare GA Holdings, General Partnership, which indirectly owned 48 care homes across the United Kingdom (the "Diversified US/UK Portfolio"), and its 6% interest in Eclipse Health, General Partnership, which indirectly owned 34 seniors housing facilities (the "Eclipse Portfolio"), together with $1.1 million in cash, to its Former Sponsor, who is affiliated with the majority partner of each joint venture, for all of the Company's equity securities held by the Former Sponsor and its affiliates, including 9,709,553 shares of common stock of the Company, 100 common units in the Operating Partnership and 100 special units in the Operating Partnership (the "Sale of Minority Interests").

The following table presents the results of the Company's investment in unconsolidated ventures (dollars in thousands):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2023 | | 2022 | | 2021 | |
| Portfolio | Equity in Earnings (Losses) | Cash Distribution | Equity in Earnings (Losses) | Cash Distribution | Equity in Earnings (Losses) | Cash Distribution |
| Trilogy[1] | $ (1,409) | $ 5,136 | $ 11,652 | $ 9,134 | $ (2,891) | $ 4,638 |
| Solstice | 145 | — | 2 | — | (79) | — |
| Espresso[2] | 9,228 | 22,377 | 72,427 | 54,654 | 19,619 | 5,500 |
| Envoy | — | — | — | 66 | 740 | 817 |
| Investments sold[3] | (16,236) | — | (36,456) | 3,279 | (1,546) | 7,155 |
| Total | $ (8,272) | $ 27,513 | $ 47,625 | $ 67,133 | $ 15,843 | $ 18,110 |

_____

(1) The Trilogy joint venture recognized impairment losses on its intangible assets, of which the Company's proportionate share totaled $2.4 million and is included in equity in earnings (losses) for the year ended December 31, 2023.

(2) The Espresso joint venture recognized net gains related to sub-portfolio sales, of which the Company's proportionate share totaled $9.2 million and $70.6 million for the years ended December 31, 2023 and 2022, respectively. The Company was distributed its proportionate share of the net proceeds generated from the sales during the years ended December 31, 2023 and 2022, totaling $17.3 million and $49.7 million, respectively. In addition, the Company elected to account for the joint venture under the fair value option on June 30, 2023, which resulted in no earnings recorded from the date of election through December 31, 2023.

(3) Prior to the sale of the Diversified US/UK joint venture, the joint venture recognized impairment, of which the Company's proportionate share totaled $11.4 million and $22.9 million is included in equity in earnings (losses) for the years ended December 31, 2023, and 2022, respectively.

*Summarized Financial Data*

The following table presents a summary of the combined balance sheets and combined statements of operations of the Espresso and Solstice joint ventures (dollars in thousands):

| | December 31, 2023 | December 31, 2022 | | Years Ended December 31, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | 2023 | 2022 | 2021 |
| **Assets** | | | | | | |
| Operating real estate, net | $ — | $ 76,087 | Total revenues | $ 17,766 | $ 40,445 | $ 67,206 |
| All other assets | 10,530 | 34,842 | Net income (loss) | $ 52,224 | $ 197,734 | $ 53,167 |
| Total assets | $ 10,530 | $ 110,929 | | | | |
| | | | | | | |
| **Liabilities and equity** | | | | | | |
| Total liabilities | $ 7,457 | $ 97,826 | | | | |
| Equity | 3,073 | 13,103 | | | | |
| Total liabilities and equity | $ 10,530 | $ 110,929 | | | | |

On June 9 2023, the Company sold its ownership interest in the Diversified US/UK and Eclipse joint ventures. The following table presents a summary of the combined balance sheets and combined statements of operations of the Diversified US/UK and Eclipse joint ventures (dollars in thousands):

| | June 9, 2023 | December 31, 2022 | | Period Ended June 9, 2023 | Years Ended December 31, 2022 | Years Ended December 31, 2021 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Operating real estate, net | $ 615,335 | $ 2,325,802 | Total revenues | $ 115,068 | $ 352,098 | $ 386,354 |
| All other assets | 45,069 | 232,202 | Net income (loss) | $ (198,793) | $ (288,881) | $ 12,087 |
| Total assets | $ 660,404 | $ 2,558,004 | | | | |
| | | | | | | |
| **Liabilities and equity** | | | | | | |
| Total liabilities | $ 573,185 | $ 2,341,223 | | | | |
| Equity | 87,219 | 216,781 | | | | |
| Total liabilities and equity | $ 660,404 | $ 2,558,004 | | | | |

*Trilogy Joint Venture Financials*

SEC Rule 3-09 of Regulation S-X requires that a company include audited financial statements for equity method investees when such investees are individually significant for a company's fiscal year. For the year ended December 31, 2023, the Company's investment in the Trilogy joint venture was determined to not be significant, however, for the year ended December 31, 2022, the income from the Company's investment in the Trilogy joint venture was determined to be significant. As a result, Trilogy's financial data has been excluded from the summarized financial information above and the joint venture's unaudited financial statements for the year ended December 31, 2023 and audited financial statements for the year ended December 31, 2022 were included as Exhibit 99.1 in this Annual Report on Form 10-K.

## 5. Borrowings

The following table presents the Company's mortgage notes payable (dollars in thousands):

| | Recourse vs. Non-Recourse[1] | Initial Maturity | Contractual Interest Rate[2] | December 31, 2023 Principal Amount[3] | December 31, 2023 Carrying Value[3] | December 31, 2022 Principal Amount[3] | December 31, 2022 Carrying Value[3] |
|---|---|---|---|---|---|---|---|
| *Aqua Portfolio* | | | | | | | |
| Frisco, TX[4] | Non-recourse | Feb 2026 | 3.0% | $ 26,000 | $ 25,694 | $ 26,000 | $ 25,560 |
| Milford, OH | Non-recourse | Sep 2026 | SOFR + 2.79% | 18,173 | 18,015 | 18,336 | 18,126 |
| *Rochester Portfolio* | | | | | | | |
| Rochester, NY | Non-recourse | Feb 2025 | 4.25% | 17,470 | 17,448 | 18,206 | 18,165 |
| Rochester, NY[5] | Non-recourse | Jul 2023 | SOFR + 2.45% | 99,786 | 99,786 | 100,651 | 100,042 |
| Rochester, NY[6] | Non-recourse | Aug 2024 | SOFR + 2.93% | 10,874 | 10,853 | 11,336 | 11,315 |
| *Arbors Portfolio[7]* | | | | | | | |
| Various locations | Non-recourse | Feb 2025 | 3.99% | 81,397 | 81,209 | 83,423 | 83,051 |
| *Winterfell Portfolio[8]* | | | | | | | |
| Various locations | Non-recourse | Jun 2025 | 4.17% | 583,471 | 578,694 | 596,408 | 588,306 |
| *Avamere Portfolio[9]* | | | | | | | |
| Various locations | Non-recourse | Feb 2027 | 4.66% | 66,691 | 66,455 | 67,995 | 67,683 |
| **Mortgage notes payable, net** | | | | $ 903,862 | $ 898,154 | $ 922,355 | $ 912,248 |

(1) Subject to non-recourse carve-outs.
(2) Floating-rate borrowings total $128.8 million of principal outstanding and reference one-month of the Secured Overnight Financing Rate ("SOFR") as of December 31, 2023.
(3) The difference between principal amount and carrying value of mortgage notes payable is attributable to deferred financing costs, net for all borrowings, other than the Winterfell portfolio which is attributable to below market debt intangibles.
(4) The mortgage note carries a fixed interest rate of 3.0% through February 2024, followed by one-month adjusted SOFR, plus 2.80% through the initial maturity date of February 2026.
(5) Composed of seven individual mortgage notes payable secured by the Rochester Sub-Portfolio (as defined below), cross-collateralized and subject to cross-default.

(6)   In February 2024, the Company sold the property which served as collateral for the mortgage note payable. In conjunction with the sale, the mortgage note payable was repaid. Refer to Note 13, "Subsequent Events" for further discussion.
(7)   Composed of four individual mortgage notes payable secured by four healthcare real estate properties, cross-collateralized and subject to cross-default.
(8)   Composed of 32 individual mortgage notes payable secured by 32 healthcare real estate properties, cross-collateralized and subject to cross-default.
(9)   Composed of five individual mortgage notes payable secured by five healthcare real estate properties, cross-collateralized and subject to cross-default.

The following table presents future scheduled principal payments on mortgage notes payable based on initial maturity as of December 31, 2023 (dollars in thousands):

| Years Ending December 31: | | |
|---|---|---|
| 2024[1] | $ | 128,574 |
| 2025 | | 667,741 |
| 2026 | | 45,151 |
| 2027 | | 62,396 |
| Total | $ | 903,862 |

_____

(1)   Includes the outstanding principal as of December 31, 2023 of the Rochester Sub-Portfolio Loan (as defined below), which is in default.

*Rochester Sub-Portfolio Loan*

In July 2023, the Company elected not to use cash reserves to pay July debt service on seven cross-defaulted and cross-collateralized mortgage notes with an aggregate principal amount outstanding of $99.8 million (the "Rochester Sub-Portfolio Loan") secured by seven healthcare real estate properties (the "Rochester Sub-Portfolio") that did not generate sufficient cash flow to pay debt service in full. The Rochester Sub-Portfolio Loan is non-recourse to the Company, subject to limited customary exceptions.

As a result of the payment default, on October 25, 2023, the lender filed a complaint seeking the appointment of a receiver and foreclosure on the underlying properties and to enforce its rights in its collateral under the loan documents and, on October 30, 2023, the Rochester Sub-Portfolio was placed into a receivership to facilitate an orderly transition of the operations, and eventually ownership, of the properties.

Once legal ownership of the Rochester Sub-Portfolio transfers and the obligations under the Rochester Sub-Portfolio Loan are extinguished, the Company expects to recognize a gain related to the debt extinguishment in accordance with ASC 470, "Debt". However, until the extinguishment occurs, default interest expense and any other expenses related to the Rochester Sub-Portfolio Loan will continue to accrue. As of December 31, 2023, $99.8 million of outstanding mortgage debt and $7.9 million of accrued interest expense were included on the Company's consolidated balance sheets related to the Rochester Sub-Portfolio Loan.

*Arbors Portfolio*

Beginning in February 2021, the operator of the four net lease properties in the Arbors portfolio was unable to satisfy its obligations under its leases and began remitting rent based on its available cash after satisfying property-level expenses, which resulted in a default under the four cross-defaulted and cross-collateralized mortgage notes secured by the Arbor portfolio (the "Arbors Loan"). On March 27, 2023, with consent of the lender, the Company entered into a forbearance agreement relating to the lease defaults. During the year ended December 31, 2023, cash flow, net of expenses, paid by the operator of the Arbors portfolio to the Company in accordance with the forbearance agreement was not sufficient to cover related debt service on the Arbors Loan and the Company used $3.3 million of cash reserves to pay contractual debt service on the Arbors Loan. As of December 31, 2023, the Company is current with all payment obligations under the Arbors Loan. The Arbors Loan matures in February 2025 and is non-recourse to the Company, subject to limited customary exceptions. The Company will continue to monitor the operator of the Arbors portfolio's performance and cash flows closely, as well as evaluate options for this portfolio.

## 6. Related Party Arrangements

<u>Former Advisor</u>

In connection with the Internalization, on October 21, 2022, the advisory agreement was terminated and, along with the Operating Partnership and the Former Advisor, the Company entered into a Transition Services Agreement (the "TSA") to facilitate an orderly transition of the Company's management of its operations. As of December 31, 2023, the TSA was effectively terminated.

Prior to the Internalization, the Former Advisor was responsible for managing the Company's affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on behalf of the Company. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from the Company. Pursuant to the advisory agreement, the Former Advisor could defer or waive fees in its discretion.

*Summary of Reimbursements*

The following table presents the costs incurred and paid to the Former Advisor under the TSA (dollars in thousands):

| Financial Statement Location | Due to Related Party as of December 31, 2022 | Year Ended December 31, 2023 | | Due to Related Party as of December 31, 2023 |
| | | Incurred | Paid | |
| --- | --- | --- | --- | --- |
| General and administrative expenses/ Transaction costs | $ 469 | $ 562 | $ (910) | $ 121 |

Incentive Fee

The Special Unit Holder, formerly an affiliate of the Former Advisor, was entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.75% cumulative, non-compounded annual pre-tax return on such invested capital. From inception through the date of the Sale of Minority Interests, the Special Unit Holder did not receive any incentive fees from the Company.

In connection with the Sale of Minority Interests, as of June 9, 2023, the Special Unit Holder became an indirect subsidiary of the Company, though the Special Unit Holder continues to have a contractual obligation to pay any such incentive fees to affiliates of the Former Sponsor, if ever earned.

Investments in Joint Ventures

Solstice, the manager of the Winterfell portfolio, is a joint venture between affiliates of ISL, which owns 80.0%, and the Company, which owns 20.0%. For the year ended December 31, 2023, the Company recognized property management fee expense of $6.9 million payable to Solstice related to the Winterfell portfolio.

In June 2023, the Company completed the Sale of Minority Interests, involving the sale of its minority interests in the Diversified US/UK and Eclipse Portfolios, together with $1.1 million in cash, to its Former Sponsor, who is affiliated with the majority partner of each joint venture, for all of the Company's equity securities held by the Former Sponsor and its affiliates. Refer to Note 4, "Investments in Unconsolidated Ventures" for further discussion of the Sale of Minority Interests.

**7. Equity-Based Compensation**

The Company adopted a long-term incentive plan, as amended (the "Plan"), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Under the Plan, 2.0 million shares of restricted common stock were eligible to be issued for any equity-based awards granted under the Plan.

Pursuant to the Plan, as of December 31, 2023, the Company's independent directors were granted a total of 159,932 shares of restricted common stock and 203,742 restricted stock units totaling $1.3 million and $0.7 million, respectively, based on the share price on the date of each grant.

The restricted common stock and restricted stock units granted generally vest quarterly over two years in equal installments and will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a change in control of the Company. The restricted stock units are convertible, on a one-for-one basis, into shares of the Company's common stock upon the earlier occurrence of: (i) the termination of the independent director's service as a director; or (ii) a change in control of the Company.

The Company recognized equity-based compensation expense of $226,250, $206,917 and $230,083 for the years ended December 31, 2023, 2022 and 2021, respectively. Equity-based compensation expense is recorded in general and administrative expenses in the consolidated statements of operations.

Unrecognized expense related to unvested restricted stock units totaled $240,000 and $211,250 as of December 31, 2023 and December 31, 2022, respectively. Unvested restricted stock units totaled 77,741 and 54,114 as of December 31, 2023 and December 31, 2022, respectively.

## 8. Stockholders' Equity

*Common Stock*

The Company stopped accepting subscriptions for its Offering on December 17, 2015 and all of the shares initially registered for its Offering were issued on or before January 19, 2016. The Company issued 173.4 million shares of common stock generating gross proceeds of $1.7 billion, excluding proceeds from the DRP.

*Distribution Reinvestment Plan*

The Company adopted the DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, the Company issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to the DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to the DRP. In April 2022, the Company's board of directors elected to end the DRP, effective April 30, 2022.

*Distributions*

Effective February 1, 2019, the Company's board of directors determined to stop recurring distributions in order to preserve capital and liquidity.

On April 20, 2022, the Company's board of directors declared a special distribution of $0.50 per share (the "Special Distribution") for each stockholder of record on May 2, 2022 totaling approximately $97.0 million.

*Share Repurchase Program*

The Company adopted the share repurchase program (the "Share Repurchase Program") that enabled stockholders to sell their shares to the Company in limited circumstances and could be amended, suspended, or terminated at any time. The Company previously funded repurchase requests with cash on hand, borrowings or other available capital. In April 2020, the Company's board of directors determined to suspend all repurchases under the Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity and does not currently anticipate resuming the Share Repurchase Program.

*Retirement of Shares*

In connection with the Sale of Minority Interests, the Company acquired 9.7 million shares of its common stock in exchange for its minority interests in the Diversified US/UK and Eclipse Portfolios from its Former Sponsor, who is affiliated with the majority partner of each joint venture. Upon completion of the Sale of Minority Interests, the Company retired all of the shares of common stock acquired.

To account for the acquisition and retirement of the common stock, the Company estimated the value of its minority interests in the Diversified US/UK and Eclipse Portfolios based on a variety of factors, including historical and projected revenues, market lease rates, the partners' respective rights under the joint venture agreements, independent third-party appraisals obtained by the joint ventures and other factors deemed relevant. The Company determined the estimated value of minority interests to be approximately $12.5 million at the time of transaction. The estimated value, together with the $1.1 million of cash consideration, net of closing costs, is presented on the consolidated statements of equity as retirement of common stock.

## 9. Non-controlling Interests

*Operating Partnership*

Non-controlling interests included the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests was based on the limited partners' ownership percentage of the Operating Partnership. As a result of the Sale of Minority Interests, the Company's limited partnership interest in the Operating Partnership, directly or indirectly, is 100% as of December 31, 2023. Income (loss) allocated to the Operating Partnership non-controlling interests for the period prior to June 9, 2023 were de minimis.

*Other*

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company's financial statements. Net loss attributable to the other non-controlling interests was $3.4 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively. Net income attributable to the other non-controlling interests was $1.7 million for the year ended December 31, 2021.

**10. Fair Value**

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets.

b) Quoted prices for identical or similar assets or liabilities in non-active markets.

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Derivative Instruments

Derivative instruments consist of interest rate contracts and foreign exchange contracts that are generally traded over-the-counter, and are valued using a third-party service provider. Quotations on over-the-counter derivatives are not adjusted and are generally valued using observable inputs such as contractual cash flows, yield curve, foreign currency rates and credit spreads, and are classified as Level 2 of the fair value hierarchy. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, these inputs are not significant to the overall valuation of its derivatives. As a result, derivative valuations in their entirety are classified as Level 2 of the fair value hierarchy.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2023 and December 31, 2022 by level within the fair value hierarchy (dollars in thousands):

| | December 31, 2023 | | | December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
| **Financial assets:** | | | | | | |
| Derivative assets - interest rate caps | $ — | $ 433 | $ — | $ — | $ 652 | $ — |
| Investment in Espresso joint venture[1] | — | — | 142 | — | — | — |

(1) The Company elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023. As of December 31, 2022, the investment was accounted for under the equity method.

*Derivative Assets - Interest Rate Caps*

The Company's interest rate caps fair values are determined using models developed by the respective counterparty that use the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The floating interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

*Investment in Espresso Joint Venture*

The Company's assessment of fair value for its unconsolidated investment in the Espresso joint venture took into consideration the net proceeds that are estimated to be realized from the sales, under contract, of the remaining real estate owned by the joint venture as well as forecasted distributions of available cash, less and wind down and other expenses.

Fair Value of Financial Instruments

U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities (dollars in thousands):

|  | December 31, 2023 | | | December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Principal Amount | Carrying Value | Fair Value | Principal Amount | Carrying Value | Fair Value |
| **Financial liabilities:[1]** | | | | | | |
| Mortgage notes payable, net | $ 903,862 | $ 898,154 | $ 842,559 | $ 922,355 | $ 912,248 | $ 882,754 |

_____
(1)   The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

*Mortgage Notes Payable*

The Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury and SOFR rates as of the end of the reporting period. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or otherwise, write-down of asset values due to impairment.

The following table summarizes the fair value and impairment losses of Level 3 assets which have been measured at fair value on a nonrecurring basis at the time of impairment during the periods presented (dollars in thousands):

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
| | Fair Value | Impairment Losses[1] | Fair Value | Impairment Losses[1] | Fair Value | Impairment Losses[1] |
|---|---|---|---|---|---|---|
| Operating real estate, net | $ 56,718 | $ 44,294 | $ 80,931 | $ 30,900 | $ 11,793 | $ 5,386 |
| Investments in unconsolidated ventures | 3,075 | 4,728 | 28,442 | 13,419 | — | — |
| Assets held for sale | 11,611 | 355 | — | — | — | — |

_____

(1) Excludes impairment losses for property damage sustained by facilities.

*Operating Real Estate, Net*

Operating real estate that is impaired is carried at fair value at the time of impairment. Impairment was driven by various factors that impacted undiscounted future net cash flows, including declines in operating performance, market growth assumptions and expected margins to be generated by the properties. Fair value of impaired operating real estate was estimated based upon various approaches including discounted cash flow analysis using terminal capitalization rates ranging from 6.25% to 8.50% and discount rates ranging from 7.75% to 10.50%, third party appraisals and offer prices.

*Investments in Unconsolidated Ventures*

In June 2023, the Company impaired its investment in the Espresso joint venture by $4.7 million, which reduced the carrying value of its investment to $3.1 million as of June 30, 2023. The Company's assessment of fair value for its investment took into consideration the net proceeds that are estimated to be realized from the sales, under contract, of the remaining real estate owned by the joint venture as well as forecasted distributions of available cash, less and wind down and other expenses. Upon impairing its investment, the Company elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023.

In December 2022, the Company impaired its investment in the Diversified US/UK joint venture by $13.4 million, which reduced the carrying value of its investment to $28.4 million as of December 31, 2022. The Company's assessment for the recoverability of its investment took into consideration the joint venture's post-COVID-19 underperformance, rising interest rates and the joint venture's ability to continue to service debt collateralized by substantially all of its domestically-located healthcare real estate. Fair value of the joint venture's underlying operating real estate was estimated based upon various approaches including discounted cash flow analysis, using terminal capitalization rates ranging from 6.6% to 12.5% and discount rates ranging from 8.8% to 16.0%, and offer prices.

*Assets Held For Sale*

Assets held for sale are carried at the lower of amortized cost or fair value. Assets held for sale that were written down to fair value were generally valued using either broker opinions of value, or a combination of market information, including third-party appraisals and indicative sale prices, adjusted as deemed appropriate by management to account for the inherent risk associated with specific properties. In all cases, the fair value of assets held for sale is reduced for estimated selling costs. As of December 31, 2023, the Company classified one operating real estate property within the Rochester portfolio as held for sale. As of December 31, 2022 and December 31, 2021, the Company did not have any assets classified as held for sale.

## 11. Segment Reporting

The Company conducts its business through the following segments, which are based on how management reviews and manages its business.

- *Direct Operating Investments* - Properties operated pursuant to management agreements with healthcare managers.

- *Direct Net Lease Investments* - Properties operated under net leases with an operator.

- *Unconsolidated Investments* - Joint venture investments, in which the Company owns a minority, non-controlling interest.

Our chief operating decision maker ("CODM") evaluates performance of each reportable business segment and determines how to allocate resources to those segments, in significant part, based on net operating income ("NOI") and related measures for each segment. The Company defines NOI as property and other revenues, less property operating expenses. While the Company believes that net income (loss), as defined by GAAP, is the most appropriate earnings measurement, the Company believes that

NOI provides useful information to stockholders and provides management with a performance measure to compare the Company's operating results to the operating results of other healthcare real estate companies between periods on a consistent basis.

The following tables present the NOI of the Company's direct investments segments and the Company's proportionate share of the NOI generated by the joint ventures of its unconsolidated investments segment (dollars in thousands):

| | Direct Investments | | | | | |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2023** | **Net Lease** | **Operating** | **Unconsolidated Investments[2]** | **Non-Segment[3]** | **Adjustments[4]** | **Total[5]** |
| Property and other revenues[1] | $ 1,709 | $ 199,426 | $ 361,005 | $ 3,843 | $ (361,005) | $ 204,978 |
| Property operating expenses | — | (140,612) | (316,357) | — | 316,357 | (140,612) |
| Net operating income | $ 1,709 | $ 58,814 | $ 44,648 | $ 3,843 | $ (44,648) | $ 64,366 |
| | | | | | | |
| Interest expense | | | | | | (50,028) |
| Transaction costs | | | | | | (683) |
| General and administrative expenses | | | | | | (13,817) |
| Depreciation and amortization | | | | | | (38,511) |
| Impairment loss | | | | | | (49,423) |
| Other income, net | | | | | | 194 |
| Gain (loss) on investments and other | | | | | | (64,001) |
| Equity in earnings (losses) of unconsolidated ventures | | | | | | (8,272) |
| Income tax expense | | | | | | (74) |
| Net income (loss) | | | | | | $ (160,249) |

_____

(1)  Includes rental income received from net lease properties as well as resident room and care charges, ancillary service fees and other related revenue earned from operating properties.
(2)  Includes the Company's proportionate share of revenues and expenses of the Diversified US/UK and Eclipse Portfolios prior to the Sale of Minority Interests in June 2023.
(3)  Primarily consists of interest income earned on corporate cash and equivalents.
(4)  Represents adjustments to eliminate the NOI presented for the unconsolidated investments segment, in order to reconcile to the Company's net income (loss) prepared in accordance with GAAP. The Company records its proportionate share of the net income of its unconsolidated investments through equity in earnings (losses) of unconsolidated ventures as presented on its consolidated statements of operations.
(5)  Non-NOI items are not allocated to individual segments for purposes of assessing segment performance.

| | Direct Investments | | | | | |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | **Net Lease** | **Operating** | **Unconsolidated Investments** | **Non-Segment[2]** | **Adjustments[3]** | **Total[4]** |
| Property and other revenues[1] | $ 1,596 | $ 182,519 | $ 343,575 | $ 1,021 | $ (343,575) | $ 185,136 |
| Property operating expenses | (39) | (137,539) | (285,291) | — | 285,291 | (137,578) |
| Net operating income | $ 1,557 | $ 44,980 | $ 58,284 | $ 1,021 | $ (58,284) | $ 47,558 |
| | | | | | | |
| Interest expense | | | | | | (43,278) |
| Transaction costs | | | | | | (1,569) |
| Asset management fees - related party | | | | | | (8,058) |
| General and administrative expenses | | | | | | (13,938) |
| Depreciation and amortization | | | | | | (38,587) |
| Impairment loss | | | | | | (45,299) |
| Other income, net | | | | | | 77 |
| Realized gain (loss) on investments and other | | | | | | 1,029 |
| Equity in earnings (losses) of unconsolidated ventures | | | | | | 47,625 |
| Income tax expense | | | | | | (61) |
| Net income (loss) | | | | | | $ (54,501) |

_____

(1)  Includes rental income received from net lease properties as well as resident room and care charges, ancillary service fees and other related revenue earned from operating properties.
(2)  Primarily consists of interest income earned on corporate cash and equivalents.

(3) Represents adjustments to eliminate the NOI presented for the unconsolidated investments segment, in order to reconcile to the Company's net income (loss) prepared in accordance with GAAP. The Company records its proportionate share of the net income of its unconsolidated investments through equity in earnings (losses) of unconsolidated ventures as presented on its consolidated statements of operations.

(4) Non-NOI items are not allocated to individual segments for purposes of assessing segment performance.

| Year Ended December 31, 2021 | Direct Investments | | Unconsolidated Investments | Non-Segment | Adjustments[2] | Total[3] |
|---|---|---|---|---|---|---|
| | Net Lease | Operating | | | | |
| Property and other revenues[1] | $ 14,708 | $ 228,569 | $ 301,320 | $ — | $ (301,320) | $ 243,277 |
| Property operating expenses | (29) | (177,907) | (240,784) | — | 240,784 | (177,936) |
| **Net operating income** | $ 14,679 | $ 50,662 | $ 60,536 | $ — | $ (60,536) | $ 65,341 |
| | | | | | | |
| Interest income on debt investments | | | | | | 4,667 |
| Interest expense | | | | | | (61,620) |
| Transaction costs | | | | | | (54) |
| Asset management fees - related party | | | | | | (11,105) |
| General and administrative expenses | | | | | | (12,691) |
| Depreciation and amortization | | | | | | (54,836) |
| Impairment loss | | | | | | (5,386) |
| Other income, net | | | | | | 7,278 |
| Realized gain (loss) on investments and other | | | | | | 79,477 |
| Equity in earnings (losses) of unconsolidated ventures | | | | | | 15,843 |
| Income tax expense | | | | | | (99) |
| **Net income (loss)** | | | | | | $ 26,815 |

_____

(1) Includes rental income received from net lease properties as well as resident room and care charges, ancillary service fees and other related revenue earned from operating properties.

(2) Represents adjustments to eliminate the NOI presented for the unconsolidated investments segment, in order to reconcile to the Company's net income (loss) prepared in accordance with GAAP. The Company records its proportionate share of the net income of its unconsolidated investments through equity in earnings (losses) of unconsolidated ventures as presented on its consolidated statements of operations.

(3) Non-NOI items are not allocated to individual segments for purposes of assessing segment performance.

The following table presents total assets by segment (dollars in thousands):

| Total Assets: | Direct Investments | | Unconsolidated Investments | Non-Segment[1] | Total |
|---|---|---|---|---|---|
| | Net Lease | Operating | | | |
| December 31, 2023 | $ 74,655 | $ 787,925 | $ 122,949 | $ 73,890 | $ 1,059,419 |
| December 31, 2022 | 83,435 | 884,137 | 176,502 | 93,761 | 1,237,835 |

_____

(1) Represents primarily corporate cash and cash equivalents balances.

The following table presents capital expenditures made by the Company for each of its reportable segments (dollars in thousands):

| Total Capital Expenditures for the Year Ended: | Direct Investments | | Unconsolidated Investments | Non-Segment | Total |
|---|---|---|---|---|---|
| | Net Lease | Operating | | | |
| December 31, 2023 | $ — | $ 38,422 | $ — | $ — | $ 38,422 |
| December 31, 2022 | 372 | 28,932 | — | — | 29,304 |

## 12. Commitments and Contingencies

As of December 31, 2023, the Company believes there are no material unrecorded contingencies that would affect its results of operations, cash flows or financial position.

*Litigation and Claims*

The Company may be involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, any current legal proceedings are not expected to have a material adverse effect on its financial position or results of operations.

The Company's operators and managers may be involved in various litigation matters arising in the ordinary course of their business. The unfavorable resolution of any such actions, investigations or claims could, individually or in the aggregate, materially adversely affect such operators' or managers' liquidity, financial condition or results of operations and their ability to satisfy their respective obligations to the Company, which, in turn, could have a material adverse effect on the Company.

As of December 31, 2023, the Company has an accrued reserve of $0.6 million, inclusive of legal fees, relating to a resolution of claims against a manager of one of the Company's direct operating investments, for which the Company has indemnification obligations under the management agreement.

*Environmental Matters*

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that it believes would require additional disclosure or the recording of a loss contingency.

*General Uninsured Losses*

The Company obtains various types of insurance to mitigate the impact of professional liability, property, business interruption, liability, flood, windstorm, earthquake, environmental and terrorism related losses. The Company attempts to obtain appropriate policy terms, conditions, limits and deductibles considering the relative risk of loss, the cost of such coverage and current industry practice. Disruptions in insurance markets may increase the costs of coverage and result in the Company retaining more risk, to the extent it is more commercially reasonable to do so. In addition, there are also certain types of extraordinary losses, such as those due to acts of war or other events, that may be either uninsurable or not economically insurable.

*Other*

Other commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business, as well as commitments to fund capital expenditures for certain net lease properties. These commitments do not have a required minimum funding and are limited by agreed upon maximum annual funding amounts.

## 13. Subsequent Events

The following is a discussion of material events which have occurred subsequent to December 31, 2023 through the issuance of the consolidated financial statements.

*Dispositions*

In February 2024, the Company executed the sale of a property within the Rochester portfolio for $12.0 million. The sale generated net proceeds of approximately $0.7 million, after the repayment of outstanding mortgage principal balance of $10.9 million and transaction costs. As of December 31, 2023, the property was classified as held for sale, as presented on the Company's consolidated balance sheet.

| Location City, State | Encumbrances | Initial Cost | | Capitalized Subsequent to Acquisition[1] | Gross Amount Carried at Close of Period[2] | | | Accumulated Depreciation | Net Book Value | Date Acquired | Life on Which Depreciation is Computed |
| | | Land | Building & Improvements | | Land | Building & Improvements | Total | | | | |
| **Direct Operating Investments** | | | | | | | | | | | |
| Milford, OH | $ 18,173 | $ 1,160 | $ 14,440 | $ 4,646 | $ 1,160 | $ 19,086 | $ 20,246 | $ 5,704 | $ 14,542 | Dec-13 | 40 years |
| Milford, OH | — | 700 | — | 5,658 | 696 | 5,662 | 6,358 | 933 | 5,425 | Jul-17 | 40 years |
| Frisco, TX[3] | 26,000 | 3,100 | 35,874 | 5,199 | 3,100 | 41,073 | 44,173 | 11,179 | 32,994 | Feb-14 | 40 years |
| Apple Valley, CA | 19,668 | 1,168 | 24,625 | (4,636) | 1,168 | 19,989 | 21,157 | 5,889 | 15,268 | Mar-16 | 40 years |
| Auburn, CA | 22,220 | 1,694 | 18,438 | 3,429 | 1,694 | 21,867 | 23,561 | 5,679 | 17,882 | Mar-16 | 40 years |
| Austin, TX | 24,465 | 4,020 | 19,417 | 3,155 | 4,020 | 22,572 | 26,592 | 6,569 | 20,023 | Mar-16 | 40 years |
| Bakersfield, CA | 15,526 | 1,831 | 21,006 | 3,260 | 1,831 | 24,266 | 26,097 | 6,285 | 19,812 | Mar-16 | 40 years |
| Bangor, ME | 19801 | 2,463 | 23,205 | 3,395 | 2,463 | 26,600 | 29,063 | 6,262 | 22,801 | Mar-16 | 40 years |
| Bellingham, WA | 21,986 | 2,242 | 18,807 | 3,841 | 2,242 | 22,648 | 24,890 | 5,561 | 19,329 | Mar-16 | 40 years |
| Clovis, CA | 17,303 | 1,821 | 21,721 | 3,140 | 1,821 | 24,861 | 26,682 | 5,992 | 20,690 | Mar-16 | 40 years |
| Columbia, MO | 20,935 | 1,621 | 23,521 | (4,656) | 1,621 | 18,865 | 20,486 | 6,057 | 14,429 | Mar-16 | 40 years |
| Corpus Christi, TX | 17,155 | 2,263 | 20,142 | (2,362) | 2,263 | 17,780 | 20,043 | 5,463 | 14,580 | Mar-16 | 40 years |
| East Amherst, NY | 17,087 | 2,873 | 18,279 | 3,320 | 2,873 | 21,599 | 24,472 | 5,130 | 19,342 | Mar-16 | 40 years |
| El Cajon, CA | 19,356 | 2,357 | 14,733 | 1,902 | 2,357 | 16,635 | 18,992 | 4,488 | 14,504 | Mar-16 | 40 years |
| El Paso, TX | 11,261 | 1,610 | 14,103 | 2,685 | 1,610 | 16,788 | 18,398 | 4,454 | 13,944 | Mar-16 | 40 years |
| Fairport, NY | 15,237 | 1,452 | 19,427 | 3,256 | 1,452 | 22,683 | 24,135 | 5,202 | 18,933 | Mar-16 | 40 years |
| Fenton, MO | 22,643 | 2,410 | 22,216 | 3,017 | 2,410 | 25,233 | 27,643 | 6,225 | 21,418 | Mar-16 | 40 years |
| Grand Junction, CO | 17,971 | 2,525 | 26,446 | 3,718 | 2,525 | 30,164 | 32,689 | 6,980 | 25,709 | Mar-16 | 40 years |
| Grand Junction, CO | 9,208 | 1,147 | 12,523 | 2,604 | 1,147 | 15,127 | 16,274 | 3,746 | 12,528 | Mar-16 | 40 years |
| Grapevine, TX | 20,598 | 1,852 | 18,143 | (7,817) | 1,852 | 10,326 | 12,178 | 4,436 | 7,742 | Mar-16 | 40 years |
| Groton, CT | 16,228 | 3,673 | 21,879 | (5,623) | 3,673 | 16,256 | 19,929 | 5,851 | 14,078 | Mar-16 | 40 years |
| Guilford, CT | 22,409 | 6,725 | 27,488 | (19,288) | 6,725 | 8,200 | 14,925 | 5,318 | 9,607 | Mar-16 | 40 years |
| Joliet, IL | 13,752 | 1,473 | 23,427 | (3,626) | 1,473 | 19,801 | 21,274 | 5,374 | 15,900 | Mar-16 | 40 years |
| Kennewick, WA | 7,079 | 1,168 | 18,933 | 3,233 | 1,168 | 22,166 | 23,334 | 5,394 | 17,940 | Mar-16 | 40 years |
| Las Cruces, NM | 10,316 | 1,568 | 15,091 | 4,341 | 1,568 | 19,432 | 21,000 | 4,930 | 16,070 | Mar-16 | 40 years |
| Lee's Summit, MO | 25,073 | 1,263 | 20,500 | 3,346 | 1,263 | 23,846 | 25,109 | 5,975 | 19,134 | Mar-16 | 40 years |
| Lodi, CA | 18,547 | 2,863 | 21,152 | 2,290 | 2,863 | 23,442 | 26,305 | 6,083 | 20,222 | Mar-16 | 40 years |
| Normandy Park, WA | 14,967 | 2,031 | 16,407 | (1,600) | 2,031 | 14,807 | 16,838 | 4,591 | 12,247 | Mar-16 | 40 years |
| Palatine, IL | 18,546 | 1,221 | 26,993 | (9,917) | 1,221 | 17,076 | 18,297 | 6,852 | 11,445 | Mar-16 | 40 years |
| Plano, TX | 14,839 | 2,200 | 14,860 | (4,555) | 2,200 | 10,305 | 12,505 | 4,427 | 8,078 | Mar-16 | 40 years |
| Renton, WA | 17,564 | 2,642 | 20,469 | 3,597 | 2,642 | 24,066 | 26,708 | 6,036 | 20,672 | Mar-16 | 40 years |
| Sandy, UT | 14,569 | 2,810 | 19,132 | (4,189) | 2,810 | 14,943 | 17,753 | 4,727 | 13,026 | Mar-16 | 40 years |
| Santa Rosa, CA | 25,771 | 5,409 | 26,183 | 3,166 | 5,409 | 29,349 | 34,758 | 7,469 | 27,289 | Mar-16 | 40 years |
| Sun City West, AZ | 23,679 | 2,684 | 29,056 | (3,462) | 2,684 | 25,594 | 28,278 | 7,635 | 20,643 | Mar-16 | 40 years |
| Tacoma, WA | 27,712 | 7,974 | 32,435 | 4,922 | 7,974 | 37,357 | 45,331 | 9,987 | 35,344 | Mar-16 | 40 years |
| Frisco, TX[3] | — | 1,130 | — | 12,652 | 1,130 | 12,652 | 13,782 | 2,790 | 10,992 | Oct-16 | 40 years |
| Albany, OR | 8,190 | 958 | 6,625 | (3,406) | 758 | 3,419 | 4,177 | 1,647 | 2,530 | Feb-17 | 40 years |
| Port Townsend, WA | 15,660 | 1,613 | 21,460 | 1,543 | 996 | 23,620 | 24,616 | 5,607 | 19,009 | Feb-17 | 40 years |
| Roseburg, OR | 11,587 | 699 | 11,589 | 1,040 | 459 | 12,869 | 13,328 | 3,094 | 10,234 | Feb-17 | 40 years |
| Sandy, OR | 13,216 | 1,611 | 16,697 | 1,409 | 1,233 | 18,484 | 19,717 | 4,132 | 15,585 | Feb-17 | 40 years |
| Santa Barbara, CA | — | 2,408 | 15,674 | 637 | 2,408 | 16,311 | 18,719 | 3,286 | 15,433 | Feb-17 | 40 years |
| Wenatchee, WA | 18,038 | 2,540 | 28,971 | 1,284 | 1,534 | 31,261 | 32,795 | 6,592 | 26,203 | Feb-17 | 40 years |
| Greece, NY | — | 534 | 18,158 | (10,999) | 534 | 7,159 | 7,693 | 1,878 | 5,815 | Aug-17 | 49 years |
| Rochester, NY | 17,470 | 2,426 | 31,861 | 4,267 | 2,426 | 36,128 | 38,554 | 8,046 | 30,508 | Aug-17 | 39 years |
| **Undeveloped Land** | | | | | | | | | | | |
| Rochester, NY | — | 544 | — | (94) | 450 | — | 450 | — | 450 | Aug-17 | (4) |
| Penfield, NY | — | 534 | — | — | 534 | — | 534 | — | 534 | Aug-17 | (4) |
| **Direct Net Lease Investments** | | | | | | | | | | | |
| Bohemia, NY | 21,659 | 4,258 | 27,805 | (9,539) | 4,258 | 18,266 | 22,524 | 7,302 | 15,222 | Sep-14 | 40 years |
| Hauppauge, NY | 13,141 | 2,086 | 18,495 | (149) | 2,086 | 18,346 | 20,432 | 5,675 | 14,757 | Sep-14 | 40 years |
| Islandia, NY | 32,290 | 8,437 | 37,198 | (12,238) | 8,437 | 24,960 | 33,397 | 9,801 | 23,596 | Sep-14 | 40 years |
| Westbury, NY | 14,307 | 2,506 | 19,163 | 293 | 2,506 | 19,456 | 21,962 | 5,150 | 16,812 | Sep-14 | 40 years |
| **Subtotal** | $ 793,202 | $ 118,297 | $ 974,767 | $ (3,911) | $ 115,758 | $ 973,395 | $ 1,089,153 | $ 267,883 | $ 821,270 | | |

**NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**December 31, 2023**

**(Dollars in Thousands)**

| | | Initial Cost | | | Gross Amount Carried at Close of Period[2] | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Location City, State | Encumbrances | Land | Building & Improvements | Capitalized Subsequent to Acquisition[1] | Land | Building & Improvements | Total | Accumulated Depreciation | Net Book Value | Date Acquired | Life on Which Depreciation is Computed |
| **Held for Sale** | | | | | | | | | | | |
| Victor, NY | 10,874 | 557 | 13,570 | (2,516) | — | 11,611 | 11,611 | — | 11,611 | Nov-17 | (4) |
| **Properties in Receivership** | 99,786 | — | — | — | — | — | — | — | — | Aug-17 | (5) |
| Total | $ 903,862 | $ 118,854 | $ 988,337 | $ (6,427) | $ 115,758 | $ 985,006 | $1,100,764 | $ 267,883 | $ 832,881 | | |

(1) Negative amount represents impairment of operating real estate.
(2) The aggregate cost for federal income tax purposes, is approximately $1.4 billion.
(3) Both properties located in Frisco, Texas serve as collateral for a $26.0 million mortgage note payable.
(4) Depreciation is not recorded on land or assets held for sale.
(5) The Rochester-Sub Portfolio was placed into a receivership in October 2023. Refer to Note 3, "Operating Real Estate" and Note 5, "Borrowings" for additional information.

The following table presents changes in the Company's operating real estate portfolio for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance at beginning of year | $ 1,196,553 | $ 1,197,900 | $ 1,774,971 |
| Dispositions | (88,100) | — | (603,082) |
| Improvements | 39,246 | 30,531 | 31,397 |
| Impairment | (44,695) | (31,878) | (5,386) |
| Subtotal | 1,103,004 | 1,196,553 | 1,197,900 |
| Classified as held for sale[1] | (13,851) | — | — |
| Balance at end of year[2] | $ 1,089,153 | $ 1,196,553 | $ 1,197,900 |

(1) Amounts classified as held for sale during the year and remained as held for sale at the end of the year.
(2) The aggregate cost of the properties is approximately $344.3 million higher for federal income tax purposes as of December 31, 2023.

The following table presents changes in accumulated depreciation for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance at beginning of year | $ 263,551 | $ 225,301 | $ 291,041 |
| Depreciation expense | 38,174 | 38,250 | 53,476 |
| Property dispositions | (31,602) | — | (119,216) |
| Subtotal | 270,123 | 263,551 | 225,301 |
| Classified as held for sale | (2,240) | — | — |
| Balance at end of year | $ 267,883 | $ 263,551 | $ 225,301 |

# NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
## SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
### December 31, 2023
### (Dollars in Thousands)

The Company's mezzanine loan debt investment was repaid in full in August 2021. The following table presents changes in the Company's real estate debt investments for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Balance at beginning of year | $ — | $ — | $ 55,864 |
| Additions: | | | |
| Capitalized payment-in-kind interest | — | — | 194 |
| Loan modification fees | — | — | (687) |
| Deductions: | | | |
| Reclassification[1] | — | — | 18,307 |
| Repayment of principal | — | — | (74,376) |
| Amortization of acquisition costs, fees, premiums and discounts | — | — | 698 |
| Balance at end of year | $ — | $ — | $ — |

_____

(1)   As a result of impairments and other non-cash reserves recorded by the joint venture, the Company's carrying value of its Espresso unconsolidated investment was reduced to zero as of December 31, 2018. The Company has recorded the excess equity in losses related to its unconsolidated venture as a reduction to the carrying value of its mezzanine loan, which was originated to a subsidiary of the Espresso joint venture and was repaid in full in August 2021. During the year ended December 31, 2021, the Company received distributions from the joint venture greater than the Company's carrying value of its unconsolidated investment, which resulted in the Company recording a gain on the distribution and a carrying value of zero as of December 31, 2021.

# Corporate Directory

## BOARD OF DIRECTORS

**T. ANDREW SMITH**
Non-Executive Chairman
Chairman, Compensation Committee
Independent Director
Chief Executive Officer of
Vigilant Health Network, Inc.

**KENDALL K. YOUNG**
Director

**JONATHAN A. CARNELLA**
Chairman, Audit Committee
Independent Director
Former President and Chief Executive
Officer of Diversicare Canada

**GREGORY A. SAMAY**
Independent Director
Former Chief Investment Officer
of Fairfax County Retirement Systems

## OFFICERS

**KENDALL K. YOUNG**
Chief Executive Officer,
President & Director

**NICHOLAS R. BALZO**
Chief Financial Officer &
Treasurer

**ANN B. HARRINGTON**
General Counsel & Secretary

## CORPORATE INFORMATION

**CORPORATE OFFICE**
575 Lexington Avenue
14th Floor
New York, NY 10022

**TRANSFER AGENT**
**DST Systems, Inc.**
PO Box 219923
Kansas City, MO 64121-9923

**INDEPENDENT ACCOUNTANTS**
**Grant Thornton LLP**
New York, NY

**LEGAL COUNSEL**
**Alston & Bird**
Atlanta, GA

Questions about NorthStar Healthcare or
your account should be directed to:

NorthStar Healthcare Income, Inc.
c/o DST Systems, Inc.
PO Box 219923
Kansas City, MO 64121
**877.940.8777**


**NorthStar** HEALTHCARE INCOME

NorthStar Healthcare Income, Inc.
575 Lexington Avenue
14th Floor
New York, NY 10022

877.940.8777 Tel
NorthStarHealthcareREIT.com